U.S.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

Amendment No. 1 to

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Sprott Resource Lending Corp.

(Name of Issuer)

Sprott Resource Lending Corp.

Sprott Inc.

8520038 Canada Inc.

Peter Grosskopf

(Name of Person(s) Filing Statement)

Common Stock, Without Par Value

(Title of Class of Securities)

85207J100

(CUSIP Number of Class of Securities)

Peter Grosskopf

Chief Executive Officer

Sprott Resource Lending Corp.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2750

Toronto, Ontario

Canada M5J 2J2

(416) 362-7172

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Scott A. Berdan Charles Cotter Holland & Hart LLP One Boulder Plaza 1800 Broadway, Suite 300 Boulder, CO 80302 (303) 473-2700	Anthony Tu-Sekine Seward & Kissel LLP NW 901 K Street Washington, D.C. 20001 (202) 737-8833

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information circular subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☒ d.	None of the above.

Check the following box if the soliciting materials or information circular referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,098,934.25	$27,293.49(1)

(1)	Previously Paid
*	Calculated solely for the purpose of determining the filing fee, by multiplying (a) 137,999,265, the number of shares of common stock of Sprott Resource Lending Corp., a corporation existing under the Business Corporations Act (Ontario) (the “Company”), outstanding other than shares owned by Sprott Inc., a corporation existing under the Canada Business Corporations Act, by (b) $1.45 the average of the high and low price per share of the Company’s common stock reported on the New York Stock Exchange MKT on May 24, 2013.
**	Calculated by multiplying the Transaction Value above by 0.0001364 in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2013 issued August 31, 2012.

☐	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

Introduction

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 31, 2013 (the “Original Filing”) and is being filed by (i) Sprott Resource Lending Corp., a corporation existing under the Canada Business Corporations Act (the “Company”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, (ii) Sprott Inc., a corporation existing under the Business Corporations Act (Ontario) (“Sprott”) and the parent corporation to 8520038 Canada Inc. (“Sprott Holdco”), (iii) Sprott Holdco, a corporation existing under the Canada Business Corporations Act and (iv) Peter Grosskopf, Chief Executive Officer of the Company and Sprott. This Amendment No. 1 and the Original Filing relate to an arrangement agreement, between the Company and Sprott, dated as of May 8, 2013 (the “Arrangement Agreement”) pursuant to which Sprott will acquire all the outstanding shares of capital stock of the Company not already owned by Sprott for a combination of 0.5 of a common share of Sprott (“Sprott Share”) and C$0.15 in cash for each share of Company common stock as set forth in the Arrangement Agreement.

The information contained in this Schedule and/or in the Information Circular with respect to the Company was supplied by the Company and with respect to each other filing person was supplied by such filing person.

Except as otherwise noted in this Introduction and below, no changes have been made to the Original Filing. An Amended and Restated Information Circular has been filed herewith, including all changes made as a result of this Amendment No. 1, as a courtesy to shareholders. Shareholders will be mailed a copy free of charge upon request.

ITEM 2:	SUBJECT COMPANY INFORMATION.

(a) The information set forth in “Information Concerning the Company – General” in the Information Circular is incorporated herein by reference.

(b) The information set forth in “Information Concerning the Company – Description of Share Capital” in the Information Circular is incorporated herein by reference.

ITEM 3:	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing persons are Sprott Resource Lending Corp., Peter Grosskopf, Sprott Inc. and 8520038 Canada Inc.

One of the filing persons to which this Schedule relates is the issuer, Sprott Resource Lending Corp. The name and business address of the Company is set forth in “Information Concerning the Company – General” in the Information Circular and is incorporated herein by reference. The names, titles, and addresses of each executive officer and director of the Company are set forth under “Annual Meeting Matters – Election of Directors” and “Information Concerning the Company – Directors and Officers” in the Information Circular, which is incorporated herein by reference.

Peter Grosskopf is the Chief Executive Officer of the Company and of Sprott. His business address and phone number is set forth in “Summary Term Sheet – Interests of SRLC Directors and Officers in the Arrangement” in the Information Circular and is incorporated herein by reference.

The beneficial ownership of Sprott and its affiliates is set forth in “Arrangement Resolution Matters – Principal and Beneficial Holders of SRLC Shares / Interest in Net Book Value and Net Income” in the Information Circular and is incorporated herein by reference. Sprott’s business address and phone number is set forth in “Information Concerning Sprott – Overview” in the Information Circular and is incorporated herein by reference. The names, titles, and addresses of each executive officer and director of Sprott are set forth under “Information Concerning Sprott – Directors and Executive Officers” in the Information Circular, which is incorporated herein by reference.

Sprott Holdco’s business address and phone number is set forth in “Information Concerning Sprott Holdco – Overview” in the Information Circular and is incorporated herein by reference. The names, titles, and business addresses of each executive officer and director of Sprott Holdco are set forth under “Information Concerning Sprott Holdco – Overview” in the Information Circular and is incorporated herein by reference.

(b) The information set forth in “Information Concerning Sprott – Overview” and the information set forth in “Information Concerning Sprott Holdco – Overview” in the Information Circular is incorporated herein by reference.

(c)(3) The information set forth in “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” and “Information Concerning Sprott – Directors and Executive Officers” in the Information Circular is incorporated herein by reference.

(c)(4) The information set forth in “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” and “Information Concerning Sprott – Directors and Executive Officers” in the Information Circular is incorporated herein by reference.

ITEM 4:	TERMS OF THE TRANSACTION.

(e) The information set forth under “Summary Term Sheet – Dissent Rights” in the Information Circular is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(c) The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

(e) The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

In addition, Items 1 through 15 of the Original Filing, which incorporate by reference the information contained in the information circular, are hereby amended pursuant to amendments to the information circular, as follows:

a)	All references to “Shareholders (other than Sprott and its affiliates)” and “holders of SRLC Shares (other than Sprott or any of its affiliates)” are hereby replaced by references to “Unaffiliated Shareholders.”

b)	The paragraph appearing under “Summary Term Sheet – Reasons for the Arrangement; Recommendations of the Board of Directors; Fairness of the Arrangement” is hereby replaced in its entirety by the following paragraphs:

After careful consideration and taking into account the Valuation and the Fairness Opinion and the recommendation of the Special Committee, the Board of Directors has unanimously determined (other than the Interested Directors) that the Arrangement is in the best interest of the Company and is substantively and procedurally fair to the Company’s unaffiliated Shareholders (which group of Shareholders excludes Sprott and its affiliates and which we refer to as our “Unaffiliated Shareholders”) . This determination of the Board of Directors was based in part on the unanimous recommendation of the Special Committee, which was created to oversee and supervise the process surrounding the Arrangement and, among other things, review and consider the terms of the Valuation and the Fairness Opinion received from Cormark. For a description of the reasons considered by the Board of Directors in making this determination, see “Arrangement Resolution Matters – Reasons for the Arrangement”.

Under SEC rules, Sprott, Mr. Grosskopf and Sprott Holdco are required to provide certain information regarding their respective positions as to the substantive and procedural fairness of the Arrangement to Unaffiliated Shareholders. Sprott, Mr. Grosskopf and Sprott Holdco are making the statements included in this section solely for the purposes of complying with such requirements. Their respective views as to the fairness of the Arrangement should not be construed as a recommendation to any Unaffiliated Shareholder as to how that Unaffiliated Shareholder should vote on the proposal to approve the Arrangement. Sprott attempted to negotiate the terms of a transaction that would be most favourable to it, and not the Unaffiliated Shareholders. Subject to the foregoing, each of Sprott, Mr. Grosskopf and Sprott Holdco has expressly adopted the determination of the Company’s Board of Directors (other than Interested Directors) that the Arrangement is substantively and procedurally fair to Unaffiliated Shareholders.

c)	The paragraph and bullet points appearing under “Summary Term Sheet – Interests of SRLC Directors and Officers in the Arrangement” are hereby replaced in their entirety by the following:

In considering the recommendation of the Board of Directors, Shareholders should be aware that directors and officers of the Company may have interests in the Arrangement or may receive benefits that differ from, or be in addition to, the interests of Shareholders generally. These benefits are as set forth below, and there are no other benefits that directors and officers of the Company will receive other than those available to all Shareholders generally.

•

As of May 24, 2013, the directors and officers of SRLC beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 12.6 million SRLC Shares, which represented approximately 8.6% of the voting rights attached to the issued and outstanding SRLC Shares (on an undiluted basis), and have agreed to vote in favour of the Arrangement Resolution pursuant to the terms of the Voting and Support Agreements. If the Arrangement is completed and based on the Consideration offered to all Shareholders, including Unaffiliated Shareholders, the directors and officers of SRLC will receive, by virtue of their current ownership of SRLC Shares, in the aggregate, approximately 6.4 million Sprott Shares, representing 2.6% of the issued and outstanding Sprott Shares after giving effect to the aggregate Share Consideration issued to Shareholders.

•

The directors and officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 6,400,000 SRLC Options as of the close of business on May 24, 2013. If the Arrangement is completed, the vesting of such SRLC Options is automatically accelerated and such holders will receive a cash payment from the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per SRLC Share of such SRLC Option multiplied by the number of such options.

•

It is expected that Peter Grosskopf, the Chief Executive Officer of SRLC and Sprott, will continue to serve as Chief Executive Officer of Sprott. His business address is c/o Sprott Resource Lending Corp., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2, and his business telephone number is (416) 362-7172.

•	It is expected that Narinder Nagra, the President and Chief Operating Officer of SRLC, who serves in such capacity through the MSA with SLCLP, will continue to be employed by Sprott.

•	It is expected that Jim Grosdanis, the Chief Financial Officer of SRLC, who serves in such capacity through the MSA with SLCLP, will continue to be employed by Sprott.

d)	The following is hereby added immediately after the second paragraph that appears under “Summary Term Sheet – Dissent Rights”:

Shareholders will be entitled to access the Company’s corporate records in the manner permitted by applicable law; provided, however, the Company is making no special provision to grant Unaffiliated Shareholders access to its corporate files, nor is it making any special provision to allow Unaffiliated Shareholders to obtain counsel or appraisal services at the expense of the Company, although, except in special circumstances, Shareholders will not be required to pay the costs of the application and appraisal.

Shareholders do not need to vote against the Arrangement Resolution in order to exercise Dissent Rights; however, Shareholders who vote or have instructed a proxyholder to vote such Company Common Shares in favour of the Arrangement Resolution (but only in respect of such Company Common Shares) shall not be entitled to exercise such Dissent Rights. Shareholders that abstain from voting are eligible to exercise such Dissent Rights.

Selected Historical Financial Data (page 85)

The Company’s selected historical financial data is included herein.

e)	The section entitled “Special Factors” is replaced in its entirety by the following and is moved as amended to directly follow the “Summary Term Sheet”:

Purposes, Alternatives, and Reasons

The purpose of and reasons for entering into the Arrangement include: (a) the payment of a premium to Shareholders; (b) the diversification of assets and enhanced liquidity; (c) the Valuation and the Fairness Opinion indicated that the Arrangement was fair, from a financial point of view, to the Unaffiliated Shareholders; (d) expected cost efficiencies and synergies of the Combined Company; (e) the Arrangement was deemed the best alternative available; (f) the support of the Supporting Securityholders as evidenced by the Voting and Support Agreements; (g) the continuing discretion of the Board of Directors under the Arrangement Agreement to consider and respond to an unsolicited Superior Proposal; (h) the likelihood of completion; and (i) the fact that Shareholders must approve the Arrangement resolution and the Court must approve the Arrangement in a fairness hearing, which all Company Securityholders are invited to attend as discussed below under “Fairness of the Transaction”.

For a more detailed discussion of the purpose of and reasons for entering into the Arrangement, as well as a discussion of alternatives, please see “Reasons for the Arrangement” beginning at page 22 herein.

Management of SRLC, including Mr. Peter Grosskopf, and the Board of Directors considered a number of strategic alternatives to the Arrangement, including (a) maintaining the status quo with an effort to grow the business organically; (b) investigating potential merger and acquisition opportunities with third parties; (c) examining the possibility of replacing Sprott as manager under the Original MSA; (d) considering the prospect of Sprott increasing its ownership in SRLC beyond its current position, and (e) pursuing a different upstream transaction with Sprott, including a potential business combination. These alternatives were rejected for the following reasons:

•

Growing organically would be difficult given that SRLC Shares continued to trade below book value, which would make raising additional equity excessively dilutive to Shareholders, and SRLC’s business model does not support meaningful leverage, which would also impact SRLC’s ability to pay dividends to Shareholders at current levels;

•

No third parties were readily identified as prime candidates for a merger and acquisition opportunity and there would have been a number of complications with an unaffiliated third party acquiring SRLC, including that the executive management are employed by SLCLP and there are no internal key management, and such third party would have to be comfortable with monetizing the remaining real estate portfolio;

•	There were no other managers that were readily identified as having the necessary expertise in resource bridge and mezzanine financing who could replace Sprott as manager under the Original MSA;

•	Having Sprott increase its ownership interest beyond its current position would have been unnecessarily dilutive to Shareholders given that SRLC Shares continued to trade below book value; and

•	The Arrangement was perceived as the most efficient available upstream transaction with Sprott.

Management of SRLC, including Mr. Peter Grosskopf, and the Board of Directors determined to enter into the Arrangement on May 8, 2013, as opposed to another time, as the Company was approached with a firm offer, which it had not been approached with before, and that firm offer, which provided a premium of approximately 20.4% over the volume-weighted average price of the SRLC Shares for the 20 trading days prior to and including May 7, 2013, and a 11.5% premium to the closing price of the Sprott Shares on the TSX on May 7, 2013, was the best alternative available, and possessed a high likelihood of completion. For other reasons that the Arrangement was considered an attractive transaction at the time entered into, please see “Arrangement Resolution Matters – Reasons for the Arrangement.”

Management of Sprott and its Board of Directors decided to enter into the Arrangement on May 8, 2013, as opposed to another time, as (a) the Arrangement is accretive to Sprott shareholders on an EBITDA and earnings per share basis, (b) the Arrangement provides Sprott with approximately $225 million in new capital to seed new funds and sponsor international initiatives, (c) SRLC’s balance sheet supports Sprott’s current dividend level and (d) the Arrangement increases Sprott’s liquidity and broadens its shareholder base. At the time the opportunity for the Arrangement presented itself, Sprott was not considering any acquisitions of other entities similar to the Company, so Sprott did not consider any other alternatives to acquiring the Company. In addition, based on Sprott’s capital structure and available funding, the only purchase consideration Sprott was prepared to offer, and considered, for the acquisition of the Company’s shares was shares of Sprott stock or a combination of Sprott stock and cash, in a ratio to be determined.

Sprott Holdco did not consider any alternatives to the Arrangement or different timing, as Sprott Holdco was formed by Sprott Inc. solely for the purposes of participating in the Arrangement and was not yet incorporated on May 8, 2013.

Effects of the Transaction

Unaffiliated Shareholders should note that the Arrangement will result in: (a) the deemed transfer and cancellation of SRLC Options (in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per SRLC Share of such SRLC Option), (b) the deemed transfer of SRLC Shares (in exchange for the Consideration) to Sprott in exchange for 0.5 of a common share of Sprott and $0.15 in cash for each SRLC Share held; and (c) the amalgamation of Sprott Holdco and the Company and continuation thereof as one corporation under the CBCA.

The Company expects that the SRLC Shares listed on the TSX in Canada under the symbol “SIL” and on the NYSE MKT in the United States under the symbol “SILU” will, if permitted by applicable Law, be de-listed from the TSX and NYSE MKT following the Effective Date. Following the Effective Date, the Company will seek to cease to be a reporting issuer under Canadian Securities Laws and seek to suspend all reporting obligations under the U.S. Exchange Act. As a result, the Company will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under such legislation.

On completion of the Arrangement, (i) the Combined Company will own all of the SRLC Shares, (ii) former Shareholders (including Unaffiliated Shareholders) of the Company will be Sprott Shareholders, (iii) and the Sprott Shares are expected to continue to trade on the TSX. Also, the Combined Company will continue to be a corporation existing under the laws of the Province of Ontario and the principal executive office of Sprott will continue to be located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J1.

Following completion of the Arrangement, the Combined Company will use SRLC’s capital to seed new funds and sponsor additional international initiatives. The Combined Company also intends to integrate SRLC’s resource lending business by launching a new partnership through which resource lending activities would be conducted.

See the Sprott Information Circular, incorporated herein by reference, for information concerning the directors and officers of Sprott as of the date thereof. The directors and officers of Sprott, as currently constituted, will remain the same for the Combined Company following completion of the Arrangement. It is expected that Narinder Nagra, the President and Chief Operating Officer of SRLC, who serves in such capacity through the MSA with SLCLP, will continue to be employed by Sprott. It is expected that Jim Grosdanis, the Chief Financial Officer of SRLC, who serves in such capacity through the MSA with SLCLP, will continue to be employed by Sprott.

Immediately after completion of the Arrangement, assuming that no Shareholder exercises Dissent Rights, current Shareholders (including Unaffiliated Shareholders) are expected to own approximately 28.1% of the issued and outstanding Sprott Shares and current Sprott Shareholders are expected to own approximately 71.9% of the issued and outstanding Sprott Shares. On the Effective Date, the Combined Company will own 100% of the issued and outstanding SRLC Shares.

For a more detailed discussion of the steps of the Arrangement, please see “Arrangement Resolution Matters – Arrangement Steps” beginning at page 27 herein. For further information on the effects of the Arrangement, please see “Arrangement Resolution Matters – Consideration,” “Arrangement Resolution Matters – Effect of the Arrangement on Markets and Listing,” “Arrangement Resolution Matters – Arrangement Agreement,” “Arrangement Resolution Matters – Procedure for the Exchange of SRLC Shares” and “Information Concerning the Combined Company” beginning at pages, 29, 38, 48, 45 and 97 herein, respectively.

Tax Effects and Considerations

Please see “Arrangement Resolution Matters – Certain Canadian Federal Income Tax Considerations” herein for the Canadian federal income tax considerations generally applicable to Shareholders who will dispose of their SRLC Shares to Sprott pursuant to the Arrangement, whether such Shareholders are affiliated or unaffiliated with SRLC for U.S. securities law purposes (including Mr. Grosskopf and the Company’s other senior management). In this regard, the precise Canadian federal income tax consequences of the Arrangement that will apply to any particular Shareholder who disposes of their SRLC Shares to Sprott pursuant to the Arrangement will depend upon their own particular factual circumstances and their Canadian income tax profile; however, the same Canadian federal income tax consequences will generally arise for any such Shareholders who share the same factual circumstances and Canadian income tax profile regardless of whether such Shareholders are affiliated or unaffiliated for U.S. securities law purposes.

For Canadian federal income tax effects relating to the Arrangement applicable to SRLC and its affiliates (including Sprott and Sprott Holdco), please see “Arrangement Resolution Matters – Certain Canadian Federal Tax Consequences of the Arrangement to SRLC and its Affiliates” herein.

For U.S. federal income tax purposes, the Arrangement has been structured to qualify as a tax-deferred reorganization. Even if it so qualifies, however, U.S. shareholders may be required to recognize any gains in their SRLC Shares under a special adverse tax regime applicable to sales or other dispositions of stock in passive foreign investment companies. Please see “Arrangement Resolution Matters – Certain U.S. Federal Income Tax Considerations” for the U.S. federal income tax considerations generally applicable to U.S. Holders who will dispose of their SRLC Shares in the Arrangement.

The Arrangement is not expected to result in any material U.S. federal income tax consequences to the Company or its affiliates, including Sprott, Sprott Holdco, Mr. Grosskopf and the Company’s other senior management. This is because, to the Company’s knowledge, all of such persons are non-U.S. persons not subject to U.S. federal income tax with respect to the Arrangement. If any affiliated shareholders of the Company were U.S. persons similarly situated to the U.S. Holders described herein under the heading “Arrangement Resolution Matters – Certain United States Federal Income Tax Considerations – Scope of this Disclosure”, then the U.S. federal income tax consequences to them of the Arrangement would generally be as described under the heading “Arrangement Resolution Matters – Certain United States Federal Income Tax Consequences of the Arrangement” herein.

All net operating loss carry forwards of the Company for Canadian tax purposes will be inherited by the Combined Company pursuant to the Arrangement. However, this did not impact the decision on structuring the Arrangement. The Company does not have any net operating loss carry forwards for U.S. federal income tax purposes.

Fairness of the Transaction

After careful consideration and taking into account the Valuation and the Fairness Opinion and the recommendation of the Special Committee, the Board of Directors has unanimously determined (other than the Interested Directors (as defined below)) that the Arrangement is in the best interest of the Company and is substantively and procedurally fair to the Unaffiliated Shareholders. This determination of the Board of Directors was based in part on the unanimous recommendation of the Special Committee, which was composed of directors independent of all “interested parties” (as such term is defined in MI 61-101) to the Arrangement and created to oversee and supervise the process surrounding the Arrangement and, among other things, review and consider the terms of the Valuation and the Fairness Opinion received from Cormark. For more information, please see “Arrangement Resolution Matters – Recommendation of the Board of Directors” beginning at page 22 herein.

Under SEC rules, Sprott, Mr. Grosskopf and Sprott Holdco are required to provide certain information regarding their respective positions as to the substantive and procedural fairness of the Arrangement to Unaffiliated Shareholders. Sprott, Mr. Grosskopf and Sprott Holdco are making the statements included in this section solely for the purposes of complying with such requirements. Their respective views as to the fairness of the Arrangement should not be construed as a recommendation to any Unaffiliated Shareholder as to how that Unaffiliated Shareholder should vote on the proposal to approve the Arrangement. Sprott attempted to negotiate the terms of a transaction that would be most favourable to it, and not the Unaffiliated Shareholders. Subject to the foregoing, each of Sprott, Mr. Grosskopf and Sprott Holdco has expressly adopted the determination of the Company’s Board of Directors (other than Interested Directors) that the Arrangement is substantively and procedurally fair to Unaffiliated Shareholders.

In making such a determination, the Board of Directors considered that the Arrangement provides for: (a) the payment of a premium to Shareholders; (b) the diversification of assets and enhanced liquidity; (c) the Valuation and the Fairness Opinion indicated that the Arrangement was fair, from a financial point of view, to the Unaffiliated Shareholders ; (d) expected cost efficiencies and synergies of the Combined Company; (e) the Arrangement was deemed the best alternative available; (f) the support of the Supporting Securityholders as evidenced by the Voting and Support Agreements; (g) the continuing discretion of the Board of Directors under the Arrangement Agreement to consider and respond to an unsolicited Superior Proposal; (h) the likelihood of completion; and (i) the fact that Shareholders must approve the Arrangement resolution and the Court must approve the Arrangement in a fairness hearing, which all Company Securityholders are invited to attend. Furthermore, the Board of Directors determined that the Arrangement was substantively and procedurally fair to Unaffiliated Shareholders. In addition, the Special Committee considered the Valuation and the Fairness Opinion, which indicated that the Arrangement was fair from a financial point of view to Unaffiliated Shareholders. For further information, please see “Arrangement Resolution Matters – Reasons for the Arrangement,” “Arrangement Resolution Matters – Formal Valuation” and “Arrangement Resolution Matters – Fairness Opinion” beginning at pages 22, 25 and 26 herein, respectively. In the course of its deliberations, the Special Committee and the Board of Directors also identified and considered a variety of risks as described in greater detail under “Arrangement Resolution Matters – Risk Factors” beginning on page 41 and under “Arrangement Resolution Matters – Reasons for the Arrangement” beginning at page 22.

In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and other related matters at the Meeting. The Arrangement Resolution must be approved by not less than two-thirds (66 2/3%) of the votes validly cast by Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the Meeting. In addition, the Arrangement Resolution is required to be approved by a majority of the minority Shareholders (which are Shareholders that are unaffiliated with Sprott and its affiliates), in accordance with MI 61-101. See “Arrangement Resolution Matters – Minority Approval and Multilateral Instrument 61-101”. Furthermore, the Arrangement requires that the Court must approve the Arrangement in a fairness hearing, which all Company Securityholders are invited to attend. The Court issued the Interim Order on May 24, 2013 and, subject to the approval of the Arrangement Resolution by Shareholders, a hearing on the Arrangement will be held on June 27, 2013 at 10:00 a.m. (Toronto time) at 330 University Avenue, Toronto, Ontario. Any Company Securityholder is entitled to appear and be heard at this hearing.

Reports, Opinions, Appraisals and Negotiations

The Special Committee received the Valuation and the Fairness Opinion from Cormark, which indicated that the Arrangement was fair, from a financial point of view, to Unaffiliated Shareholders. For further information, including with respect to the qualifications of Cormark, please see “Arrangement Resolution Matters – Formal Valuation” and “Arrangement Resolution Matters – Fairness Opinion” beginning at pages 24 and 26 herein, respectively. Shareholders are also referred to the full text of the Valuation and the Fairness Opinion attached to this Circular as Appendix F.

Interest in SRLC Net Book Value of Sprott, Sprott Holdco, and Peter Grosskopf

Prior to the Arrangement and based on its ownership or control over 24,467,690 SRLC Shares, Sprott’s interest in the net book value of SRLC as of March 31, 2013 was approximately $37,735,726.50 and interest in the net income for the quarter ended March 31, 2013 was approximately $945,553.50, each representing approximately 16.65%. After the closing of the Arrangement, Sprott will own all SRLC Shares and therefore all of the net book value of SRLC. After the Arrangement closes, Sprott will have an interest in 100% of SRLC’s net book value ($226.6 million as of March 31, 2013) and SRLC’s net income (approximately $5.7 million for the quarter ended March 31, 2013). Sprott Holdco has no interest in the net book value or net income of SRLC before the closing of the Arrangement, and after the closing of the Arrangement will be amalgamated with SRLC as Amalco pursuant to the Plan of Arrangement. Based on his ownership of 2,000,000 SRLC Shares, Peter Grosskopf’s interest in the net book value of SRLC as of March 31, 2013 was approximately $3,082,317.60 and interest in the net income for the quarter ended March 31, 2013 was approximately $77,234.40, each representing approximately 1.36%. After the closing of the Arrangement, Mr. Grosskopf will have no direct interest in the net book value of SRLC, but he will receive 1,000,000 Sprott Shares in connection with the exchange of his 2,000,000 SRLC Shares pursuant to the Arrangement. For further information please see “Arrangement Resolution Matters – Principal and Beneficial Holders of SRLC Shares/ Interest in Net Book Value and Net Income” herein.

f)	The heading “Principal and Beneficial Holders of SRLC Shares” and all references to it are hereby replaced by the heading “Principal and Beneficial Holders of SRLC Shares / Interest in Net Book Value and Net Income”.

g)	The seventh paragraph under the heading “Information Concerning the Meeting – Dissent Rights of Shareholders” is replaced in its entirety by the following paragraph:

In such circumstances, a Dissenting Shareholder may make an agreement with the Company for the purchase of its SRLC Shares in the amount of the Company’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the SRLC Shares. Shareholders will be entitled to access the Company’s corporate records in the manner permitted by applicable law; provided, however, the Company is making no special provision to grant Unaffiliated Shareholders access to its corporate files, nor is it making any special provision to allow Unaffiliated Shareholders to obtain counsel or appraisal services at the expense of the Company. A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the SRLC Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Company and in favour of each of those Dissenting Shareholders, and fixing the time within which the Company must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

h)	The following paragraph is hereby added immediately after the ninth paragraph under the heading “Information Concerning the Meeting – Dissent Rights of Shareholders”:

Shareholders do not need to vote against the Arrangement Resolution in order to exercise Dissent Rights; however, Shareholders who vote or have instructed a proxyholder to vote such Company Common Shares in favour of the Arrangement Resolution (but only in respect of such Company Common Shares) shall not be entitled to exercise such Dissent Rights. Shareholders that abstain from voting are eligible to exercise such Dissent Rights.

i)	The second paragraph under the heading “Arrangement Resolution Matters – Background to the Arrangement” is replaced in its entirety by the following paragraph:

During 2012, management of SRLC provided the Board of Directors with a number of strategic options and business plans related to the business of SRLC (the “Strategic Plan”). The Strategic Plan was initiated given that the initial term of the Original MSA was set to expire in September 2013 and to the extent that SRLC was going to elect to not renew the Original MSA, it would need to give termination notice to SLCLP by March 2013. At a meeting of the Board of Directors held on June 14, 2012, management of SRLC initially raised, among other options, the prospect of Sprott increasing its ownership in SRLC or an upstream transaction with Sprott, including a potential business combination, as alternatives to renewing the Original MSA, which was seen as the most likely option by management given the significant ownership of Sprott and its affiliates in SRLC and its management of the business through SLCLP. The Board of Directors deferred any further discussion and recommendation of the Strategic Plan until an in-person meeting of the Board of Directors could be arranged in September 2012. There were no discussions of the Strategic Plan directly with Sprott at this time, including as to whether Sprott would be willing to increase its ownership interest with SRLC.

j)	The third paragraph under the heading “Arrangement Resolution Matters – Background to the Arrangement” is replaced in its entirety by the following paragraph:

At a meeting of the Board of Directors on September 24, 2012, Mr. Eric Sprott, Chairman of the board of directors of Sprott, made a brief presentation to the Board of Directors relating to Sprott’s general investment philosophy and future corporate direction. The Board of Directors also received presentations relating to other entities within the Sprott group of companies, which were intended to highlight the areas of expertise within the Sprott group of companies. Following the presentations, management of SRLC advised the Board of Directors that the initial term of the Original MSA was set to expire on September 7, 2013, and that a decision to continue the management services arrangement with Sprott would need to be made several months in advance of such date, which would precipitate a focusing of SRLC’s strategic alternatives. Management of SRLC and the Board of Directors then discussed a number of strategic alternatives for SRLC, including, among others: (a) maintaining the status quo with an effort to grow the business organically; (b) investigating potential merger and acquisition opportunities with third parties; (c) examining the possibility of replacing Sprott as manager under the Original MSA; (d) considering the prospect of Sprott increasing its ownership in SRLC beyond its current position; and (e) pursuing a different upstream transaction with Sprott, including a potential business combination. The Board of Directors agreed that management should maintain the “status quo” for the time being and revisit the matter at a later date.

k)	The fourteenth, fifteenth, and sixteenth paragraphs under the heading “Arrangement Resolution Matters – Background to the Arrangement” are replaced in their entirety by the following paragraphs:

The Special Committee convened a meeting with Stikeman Elliott on April 5, 2013 to review the terms and conditions of the draft Arrangement Agreement and the Voting and Support Agreement with counsel to SRLC. The draft Arrangement Agreement initially provided for a share exchange ratio based on a 20-day volume-weighted average price of Sprott Shares on the TSX. The Special Committee determined that having a firm exchange ratio was preferred, and authorized Mr. Sinclair to negotiate same with Sprott.

On April 8, 2013, Mr. Sinclair had discussions with representatives of Sprott, including Messrs. Sprott and Rule, to discuss matters relating to the exchange ratio. The parties conditionally agreed upon an exchange ratio of 0.5 of a Sprott Share per SRLC Share.

The Special Committee met again on April 12, 2013 to discuss the status of negotiations between the Company and Sprott and to receive an update relating to Cormark’s formal valuation. Stikeman Elliott and Cormark participated in such meeting. Mr. Sinclair updated the Special Committee on his discussions with representatives of Sprott earlier in the week relating to the exchange ratio. Given the significant decline in both the price of Sprott Shares and the precious metals markets (and in particular the gold markets) that week, the Special Committee elected to re-convene and re-evaluate a Transaction later during the following week.

l)	The eighteenth, nineteenth, and twentieth paragraphs under the heading “Arrangement Resolution Matters – Background to the Arrangement” are replaced in their entirety by the following paragraphs:

The Special Committee met on April 18, 2013 for an update from Mr. Sinclair and to discuss the status of negotiations. Stikeman Elliott also participated in the meeting, as did Cormark who presented its preliminary valuation report with respect to its value analysis to date. Given the continuing volatility in the precious metals markets and the volatility of the trading price of the Sprott Shares, the Special Committee determined that it would refrain from making any recommendations to the Board of Directors at that time and would continue to evaluate the merits of a Transaction while allowing for market conditions to stabilize.

On April 19, 2013, the Board of Directors met with Stikeman Elliot to, among other things, receive an update from the Special Committee of the status of negotiations with respect to a Transaction. At such meeting, an in-camera session was conducted among the members of the Board of Directors, at which the Interested Directors were not present.

On April 26, 2013, the Special Committee met again with Cormark and Stikeman Elliott to discuss the status of the negotiations between Sprott and SRLC. Cormark indicated that their formal valuation of both Sprott Shares and SRLC Shares was substantially complete, subject to any material changes in market conditions. The Special Committee and Cormark discussed the assumptions and methodologies utilized in the preparation of the formal valuations and the implications for the Transaction. The outstanding legal and business issues relating to the Arrangement Agreement were also discussed.

m)	The twenty-third, twenty-fourth, and twenty-fifth paragraphs under the heading “Arrangement Resolution Matters – Background to the Arrangement” are replaced in their entirety by the following paragraphs:

On May 7, 2013, Steven Rostowsky and Rick Rule attended a due diligence call with the Special Committee at which it was provided with the opportunity to ask questions of Sprott’s management team relating to, among other things, Sprott’s business plan, near-term operational and financial performance, overall financial condition, business prospects, and plans for the operation and integration of SRLC’s business. Sprott’s auditor, Ernst & Young LLP, and Canadian legal counsel, Heenan Blaikie LLP, also participated on the call. SRLC also concluded its extensive legal due diligence review of Sprott’s public disclosure.

On May 8, 2013, the Special Committee held a meeting with Cormark and Stikeman Elliott to further consider matters relating to the Transaction. At the meeting, the Special Committee received a presentation from Cormark, which included relevant financial analysis relating to the formal valuation, and the adequacy of the Arrangement from a financial point of view. During its presentation, Cormark informed the Special Committee that, based upon its analyses and certain assumptions, qualifications and limitations, Cormark was of the opinion that, at that date, (a) the fair market value of the SRLC Shares was in the range of $1.47 to $1.57 per share, and (b) the fair market value of the Sprott Shares was in the range of $2.40 to $3.15 per share. At the conclusion of its presentation, Cormark also delivered its oral opinion to the Special Committee that, based upon its analyses and certain assumptions, qualifications and limitations, the Consideration to be received by Unaffiliated Shareholders pursuant to the Arrangement was, at that date, substantively fair, from a financial point of view, and procedurally fair to such Unaffiliated Shareholders. The full texts of the Valuation and Fairness Opinion are attached to this Circular as Appendix F. Upon conclusion of the presentation by Cormark, a discussion ensued, with input from counsel to SRLC relating to the terms and conditions of the Transaction with Sprott. Following this discussion, the Special Committee unanimously determined that (a) the Consideration being offered under the Arrangement was substantively and procedurally fair to Unaffiliated Shareholders and the Arrangement is in the best interests of SRLC; (b) its recommendation to the Board of Directors was that they authorize and approve the Arrangement and recommend that Shareholders vote in favour of the special resolution authorizing and approving the Arrangement; and (c) SRLC authorize, approve and enter into the Arrangement Agreement.

Shortly following the conclusion of the Special Committee meeting on May 8, 2012, a meeting of the Board of Directors was convened at which Stikeman Elliott attended. At the meeting of the Board of Directors, Mr. Sinclair provided the background to the deliberations of the Special Committee and delivered its recommendation to the Board of Directors, including the reasons supporting such recommendation. The Board of Directors (excluding the Interested Directors), after full consideration of the relevant factors, including those set forth under the heading “Arrangement Resolution Matters – Reasons for the Arrangement” below, unanimously adopted and approved the recommendation of the Special Committee, resolved to approve the entering into of the Arrangement Agreement, determined that it is in the best interest of SRLC for the Arrangement to be consummated and for the Board of Directors to support the Arrangement and recommended that Shareholders vote their SRLC Shares in favour of the Arrangement Resolution.

n)	The subsection “Arrangement Resolutions Matters – Recommendation of the Board of Directors” is hereby replaced in its entirety with the following:

After careful consideration and taking into account the Valuation and the Fairness Opinion, the reasons discussed in the subsection below, and the recommendation of the Special Committee, the Board of Directors (other than the Interested Directors) has unanimously determined that the Arrangement is in the best interest of the Company and is substantively and procedurally fair to the Unaffiliated Shareholders. Accordingly, the Board of Directors (other than the Interested Directors) has unanimously approved the Arrangement and recommends that Shareholders vote FOR the Arrangement Resolution.

Furthermore, the Supporting Securityholders have entered into the Voting and Support Agreements with Sprott pursuant to which such parties, subject to the terms thereof, have agreed to vote in favour of the Arrangement. See “Arrangement Resolution Matters – Voting and Support Agreements”.

Under SEC rules, Sprott, Mr. Grosskopf and Sprott Holdco are required to provide certain information regarding their respective positions as to the substantive and procedural fairness of the Arrangement to Unaffiliated Shareholders. Sprott, Mr. Grosskopf and Sprott Holdco are making the statements included in this section solely for the purposes of complying with such requirements. Their respective views as to the fairness of the Arrangement should not be construed as a recommendation to any Unaffiliated Shareholder as to how that Unaffiliated Shareholder should vote on the proposal to approve the Arrangement. Sprott attempted to negotiate the terms of a transaction that would be most favourable to it, and not the Unaffiliated Shareholders. Subject to the foregoing, each of Sprott, Mr. Grosskopf and Sprott Holdco has expressly adopted the determination of the Company’s Board of Directors (other than Interested Directors) that the Arrangement is substantively and procedurally fair to Unaffiliated Shareholders.

o)	The first paragraph under “Arrangement Resolutions Matters – Reasons for the Arrangement” is hereby replaced in its entirety with the following paragraph:

In the course of their evaluation of the Arrangement and determining that the Arrangement is substantively and procedurally fair to the Unaffiliated Shareholders and in the best interests of the Company, the Special Committee and the Board of Directors consulted with the Company’s management, legal counsel and Cormark, and considered a number of factors including, among others, the following:

p)	The paragraphs titled “Valuation and the Fairness Opinion”, “Best Alternative Available”, and “Required Shareholder and Court Approval” under “Arrangement Resolutions Matters – Reasons for the Arrangement” are hereby replaced in their entirety with the following:

(c) Valuation and the Fairness Opinion. The Valuation and the Fairness Opinion provided that: (i) the fair market value of the SRLC Shares, as at May 8, 2013, is in the range of $1.47 to $1.57 per SRLC Share; and (ii) the Consideration to be received by the Shareholders pursuant to the Arrangement is substantively fair from a financial point of view to Unaffiliated Shareholders. See “Arrangement Resolution Matters – Formal Valuation” and “Arrangement Resolution Matters – Fairness Opinion”;

(e) Best Alternative Available. In addition to the Arrangement, the Board of Directors considered a number of strategic alternatives for SRLC, including, among others: (i) maintaining the status quo with an effort to grow the business organically; (ii) investigating potential merger and acquisition opportunities with third parties; (iii) examining the possibility of replacing Sprott as manager under the Original MSA; (iv) considering the prospect of Sprott increasing its ownership in SRLC beyond its current position; and (v) pursuing a different upstream transaction with Sprott, including a potential business combination (see “Special Factors – Purposes, Alternatives and Reasons” for the reasons why such alternatives were rejected);

(k) Required Shareholder and Court Approval. The Board of Directors considered the following rights and approvals which protect Shareholders and provide for procedural fairness:

(i)

the Arrangement Resolution must be approved by not less than two-thirds (66 2/3%) of the votes validly cast by Shareholders, present in person or by proxy at the Meeting, and also by a simple majority of the votes validly cast by Shareholders other than those required to be excluded in determining such approval pursuant to MI 61-101;

(ii)	the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders; and

(iii)	Registered Shareholders have the right to dissent to the Arrangement and be paid the fair value of their SRLC Shares.

q)	The following paragraphs are added immediately prior to the paragraph titled “Required Shareholder and Court Approval” under “Arrangement Resolutions Matters – Reasons for the Arrangement”:

(i) Premium to Book Value. Based on Sprott’s closing price on the TSX on May 7, 2013, the implied offer of $1.65 per SRLC Share is a 7.1% premium to the SRLC’s reported book value of $1.54 per SRLC Share;

(j) Premium to Current and Historical Share Prices. Based on Sprott’s closing price on the TSX on May 7, 2013, the implied offer price of $1.65 per SRLC Share is a premium to current and historical share prices:

•	Approximately 11.5% premium to the closing price of the SRLC Shares on the TSX on May 7, 2013 of $1.48;

•	Approximately 20.4% premium over the volume-weighted average price of the SRLC Shares on the TSX for the 20 trading days prior to and including May 7, 2013 of $1.37;

•	Approximately 15.4% premium over the volume-weighted average price of the SRLC Shares on the TSX for the one year prior to and including May 7, 2013 of $1.43; and

r)	The following paragraph is added immediately after the paragraph titled “Required Shareholder and Court Approval” under “Arrangement Resolutions Matters – Reasons for the Arrangement”:

The Special Committee and Board of Directors did not give consideration to a going concern valuation approach because such a methodology is too sensitive to a number of factors that are difficult to credibly estimate including: (a) SRLC’s ability to reinvest funds from maturing loans; (b) the terms of reinvestment; (c) realized profits and losses from equity and warrant investments; and (d) financing strategies. The Special Committee and the Board of Directors considered liquidating SRLC’s loan book and paying a special dividend to Shareholders, but decided that was an inferior alternative to completing the Arrangement, especially in light of the fact that the investments that SRLC holds are relatively illiquid and a liquidation value would be overly punitive to value.

s)	The following sentence is added immediately after the final paragraph under “Arrangement Resolutions Matters – Formal Valuation”:

In addition, Shareholders are urged to read “Opinion of Financial Advisor to the Special Committee” below for a further description of Cormark’s procedures, findings and recommendations, and bases for and methods of arriving at such findings and recommendations.

t)	The subsections “Arrangement Resolutions Matters – Qualifications of Cormark”, “Arrangement Resolutions Matters – Prior Valuations”, and “Arrangement Resolutions Matters – Fairness Opinion” are hereby replaced in their entirety with the following:

Qualifications of Cormark

The Special Committee was satisfied that Cormark is qualified as valuator. The Special Committee selected Cormark as a valuator on the basis that (i) it is a leading investment bank with experience in providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services, and (ii) Cormark has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations. Furthermore, the Special Committee selected Cormark after receiving proposals from a number of potential advisors. The form and content of the Valuation have been approved for release by a committee of principals of Cormark, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Prior Valuations

To the knowledge of SRLC, no prior formal valuations have been completed in respect of SRLC or the SRLC Shares.

Summary of Preliminary Valuation Materials

Prior to the formal valuation presented on May 8, 2013, in connection with its engagement, Cormark prepared discussion materials which included preliminary valuation analyses based on information available at that time. Such preliminary valuation materials were discussed with the Special Committee orally on April 18, 2013 and subsequently provided to the Special Committee on April 25, 2013. These preliminary valuation materials included:

•

A summary of valuation methodologies which Cormark deemed appropriate in determining value for the SRLC Shares. Methodologies included Net Asset Value (“NAV”) approach, Comparable Trading approach, Precedent Transactions approach and an Analysis of Market Trading of SRLC Shares;

•	A balance sheet summary as provided by SRLC management including balance sheets as at December 31, 2012, March 31, 2013 (in draft form) and April 18, 2013 (SRLC management estimate);

•

A summary of the NAV analysis of various asset classes, similar to that described under “Summary of Cormark’s Opinion – Summary of SRLC Financial Analyses – Net Asset Value Analysis”. This analysis indicated a NAV range of $1.51 to $1.61 per SRLC Share;

•

A comparable trading analysis, similar to that described under “Summary of Cormark’s Opinion – Summary of SRLC Financial Analyses – Comparable Trading Analysis”. Based on the analysis, Cormark selected a multiple range of 0.85x – 0.95x NAV (or book value) which, when applied to SRLC’s NAV range, yielded a Comparable Trading value range of $1.28 to $1.52 per SRLC Share;

•

A precedent transactions analysis similar to that described under “Summary of Cormark’s Opinion – Summary of SRLC Financial Analyses – Precedent Transaction Analysis”. Based on the analysis, Cormark selected a multiple range of 0.90x – 1.00x NAV (or book value) which, when applied to SRLC’s NAV range, yielded a Precedent Transaction value range of $1.36 to $1.61 per SRLC Share;

•

A review of market trading prices and volume weighted average prices over three and one month periods. Based on Cormark’s review of the market trading of the SRLC Shares, Cormark selected a market trading range of $1.30 to $1.45 per SRLC Share;

•

A review of selected equity research target prices and commentary. Cormark observed target ranges from $1.65 to $1.80 per SRLC Share. This analysis was informational only and did not factor into Cormark’s valuation;

•	Based on the preliminary valuation analysis completed at that point in time, Cormark selected a value range of $1.45 to $1.55 per SRLC Share;

•	Cormark advised the Special Committee that its report was still subject to further revisions as Cormark was to receive updated information from SRLC management in the near term; and

•

Cormark advised the Special Committee that it had not completed its review and valuation of the Sprott Shares to that point and Cormark would require further information from Sprott in order to provide its completed report.

Fairness Opinion

Following an examination by the Special Committee of potential financial advisors (including consideration of each candidate’s relevant credentials and experience in similar matters), Cormark was engaged by the Special Committee as a financial advisor on March 20, 2013, to provide the Special Committee with various financial advisory services, including, without limitation, advising and assisting the Special Committee and the Company in negotiating the form, structure, terms and pricing of the Arrangement. In consideration of the provision of these services, the Company agreed to pay Cormark a customary fee and to reimburse Cormark for reasonable expenses incurred by it in performing the financial advisory services. The compensation of Cormark for the provision of these services is not tied to or otherwise contingent on the completion of the Arrangement.

Cormark and other members of their corporate groups are also engaged in domestic and international underwriting, syndication, mergers and acquisitions, banking, trading, brokerage and swaps and derivatives activities. Cormark and their affiliates may have in the past, provided and/or may in the future provide banking, financial advisory and investment banking services to the Company and/or Sprott or any of their respective associates or affiliates.

In deciding to recommend the Arrangement to the Board of Directors, the Special Committee considered, among other things, the Fairness Opinion of Cormark. On May 8, 2013, Cormark delivered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 8, 2013, to the effect that, subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of the date of such opinion, the Consideration (which was not determined by Cormark) under the Arrangement is substantively fair, from a financial point of view, to Unaffiliated Shareholders. The Fairness Opinion is attached to this Circular as Appendix F. This summary is qualified in its entirety by reference to the full text of the Fairness Opinion. Shareholders are urged to read the Fairness Opinion in its entirety. The fairness opinion represents the opinion of Cormark and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

The full text of the Fairness Opinion of Cormark, effective May 8, 2013, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken rendering the Fairness Opinion, is attached to this Circular as Appendix F, and is incorporated by reference herein in its entirety. Cormark provided its opinion for the information and assistance of the Special Committee in connection with, and for purposes of, their consideration of the Arrangement and its opinion only addresses whether, as of the date of such written opinion, the Consideration to be paid to the Unaffiliated Shareholders pursuant to the Arrangement Agreement was substantively fair, from a financial point of view, to such holders and does not address any other term or aspect of the Arrangement Agreement or the Arrangement contemplated thereby. Cormark’s opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Arrangement or any related transaction. The opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or otherwise act with respect to the Arrangement or any other matter. The summary of the written opinion and valuation of Cormark set forth below is qualified in its entirety by reference to the full text of such written opinion and valuation.

Summary of Cormark’s Opinion

In connection with rendering its opinion and performing its related financial analyses, Cormark met with the Special Committee and senior management of SRLC and Sprott and reviewed, among other things:

•	the Arrangement Agreement in its final form, dated May 8, 2013;

•	the Voting and Support Agreements with Sprott and the directors, executive officers and certain shareholders of SRLC, all dated May 8, 2013;

•	the audited annual financial statements and management’s discussion and analysis of SRLC for each of the years ended December 31, 2010, 2011 and 2012;

•	the audited annual financial statements and management’s discussion and analysis of Sprott for each of the years ended December 31, 2010, 2011 and 2012;

•	the annual information form of SRLC for the year ended December 31, 2012;

•	the annual information form of Sprott for the year ended December 31, 2012;

•	the quarterly financial statements and management’s discussion and analysis of SRLC for the quarters ended June 30, 2012, September 30, 2012 and March 31, 2013;

•	the quarterly financial statements and management’s discussion and analysis of Sprott for the quarters ended June 30, 2012, September 30, 2012 and March 31, 2013;

•

certificates with respect to certain factual matters and the completeness and accuracy of the information upon which the valuation and the fairness opinion are based, addressed to us and provided by senior officers of SRLC and Sprott;

•

publicly available information (including corporate presentations and information prepared by industry research analysts) related to the business, operations, financial performance and trading history of SRLC, Sprott and other selected companies which Cormark considered relevant;

•	publicly available information with respect to precedent transactions of a comparable nature which Cormark considered relevant; and

•	such other information, investigations, analyses and discussions as Cormark considered appropriate in the circumstances.

Cormark did not assume any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Cormark for purposes of the opinion and have, with the consent of the Special Committee, relied upon such information as being complete and accurate. In that regard, Cormark assumed, at the direction of the Special Committee, that the internal data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SRLC and Sprott as to the matters covered thereby and Cormark relied, at the direction of the Special Committee, on the internal data for purposes of Cormark’s analysis and opinion. Cormark expressed no view or opinion as to the internal data or the assumptions upon which it is based. In addition, Cormark did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of SRLC or Sprott, nor was Cormark furnished with any such evaluation or appraisal, and Cormark was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of SRLC or Sprott. Cormark assumed, at the direction of the Special Committee, that the final executed Arrangement Agreement would not differ in any respect material to Cormark’s analysis or opinion from the last version reviewed, dated May 7, 2013, of the Arrangement Agreement reviewed by Cormark and that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement, without the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Cormark’s analysis or opinion. In addition, Cormark assumed that in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Cormark’s analysis or opinion. Cormark did not evaluate and expressed no opinion as to the solvency of SRLC or Sprott, or the ability of SRLC or Sprott to pay their respective obligations when they come due, or as to the impact of the Arrangement on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Cormark is not a legal, regulatory, tax or accounting advisor, and it expressed no opinion as to any legal, regulatory, tax or accounting matters.

Cormark expressed no view in its opinion as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the Arrangement, or the relative merits of the Arrangement as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Cormark’s opinion was limited to and addressed only the fairness, from a financial point of view, to the holders of SRLC Shares (other than Sprott or any of its affiliates), as of the date of the opinion, of the Consideration to be paid to such holders pursuant to the Arrangement Agreement. Cormark was not asked to and did not express any view in the opinion on, and Cormark’s opinion did not address, any other term or aspect of the Arrangement Agreement or the Arrangement, including, without limitation, the structure or form of the Arrangement, or any other agreements or arrangements contemplated by the Arrangement Agreement or entered into in connection with or otherwise contemplated by the Arrangement, including, without limitation, the fairness of the Arrangement to, or any consideration to be received in connection therewith by, or the impact of the Arrangement on, the holders of any other class of securities, creditors, or other constituencies of the Company or any party. In addition, Cormark expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Arrangement, whether relative to the Consideration to be paid to the holders of SRLC Shares (other than Sprott or any of its affiliates) pursuant to the Arrangement Agreement or otherwise. Cormark’s opinion was necessarily based on economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Cormark as of the date of the written opinion, and Cormark does not have any obligation or responsibility to update, revise or reaffirm the opinion based on circumstances, developments or events occurring after the date of the written opinion.

Approach to Fairness

In reaching its opinion as to the fairness of the Arrangement, from a financial point of view, to the Unaffiliated Shareholders, Cormark principally considered: (a) the range of fair market value of the SRLC Shares, as determined in the valuation; (b) the range of fair market value of the Sprott Shares, as determined in the valuation; and (c) a comparison of the Consideration to the range of fair market value of the SRLC Shares, as determined in the valuation. Cormark also compared the Consideration, as determined in the valuation, to the current and historical trading prices of the SRLC Shares and the reported net book value of the SRLC Shares. Cormark did not give consideration to a going concern valuation approach because it considered such a methodology to be too sensitive to a number of factors that are difficult to credibly estimate including: (a) SRLC’s ability to reinvest funds from maturing loans; (b) the terms of reinvestment; (c) realized profits and losses from equity and warrant investments; and (d) financing strategies. Similarly, Cormark did not give consideration to a liquidation value based on the fact that the investments that SRLC holds are relatively illiquid and a liquidation value would be overly punitive to value.

Summary of SRLC Financial Analyses

The following is a brief summary of the material financial and comparative analyses that Cormark deemed to be appropriate for this type of transaction and that were reviewed with the Special Committee in connection with rendering Cormark’s opinion. The following summary, however, does not purport to be a complete description of all the financial analyses performed by Cormark in connection with rendering its opinion, nor does the order of analyses described represent relative importance or weight given to those analyses by Cormark.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of Cormark. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 7, 2013 (the last trading day prior to the date that Cormark delivered its oral opinion to the Special Committee) and is not necessarily indicative of current market conditions.

Net Asset Value Analysis

The Net Asset Value (“NAV”) approach separately considers each various asset, whose individual values are estimated through the application of the methodology viewed as most appropriate in the circumstances net of obligations and liabilities.

To determine the value of SRLC’s key assets, Cormark relied on information provided by SRLC management, including internal unaudited financial analyses, budgets, and other information. As part of Cormark’s review of the information provided, Cormark interviewed SRLC management to discuss the assets in detail. Many of these assets and liabilities are carried at book value which was estimated by management as at May 3, 2013. Assets and liabilities valued at SRLC management’s estimated book value include cash, resource bonds, unamortized loan fees, accrued interest, prepaid expenses, accounts payable and accruals, deferred revenue and deferred income tax. Cormark’s analysis of the remaining assets is detailed below.

Sprott Resource Lending Corp.

Book Value Summary

	As Reported		As Reported		SIL Management Estimate
	December 31, 2012		March 31, 2013		May 3, 2013
	$MM	$ / Share	$MM	$ / Share	$MM	$ / Share
Assets
Cash	$17.3	$0.12	$20.1	$0.14	$35.3	$0.24
Short Term Investments	$29.7	$0.20	$0.0	$0.00	$0.0	$0.00
Resource Bonds	$14.2	$0.10	$11.6	$0.08	$11.3	$0.08
Resource Loans	$116.6	$0.79	$145.0	$0.99	$130.0	$0.88
Gold Loan	$14.5	$0.10	$12.7	$0.09	$11.2	$0.08
Share Portfolio	$2.0	$0.01	$4.0	$0.03	$3.1	$0.02
Warrant Portfolio	$2.4	$0.02	$2.5	$0.02	$1.7	$0.01
Loan fees/shares receivable	$0.4	$0.00	$0.4	$0.00	$0.0	$0.00
Unamortized Loan Fees	($3.3)	($0.02)	($5.9)	($0.04)	($5.3)	($0.04)
Accrued Interest	$0.8	$0.01	$1.2	$0.01	$0.3	$0.00
Telegraph Shares and Receivable	$4.5	$0.03	$4.6	$0.03	$4.6	$0.03
Prepaids	$1.6	$0.01	$0.5	$0.00	$0.5	$0.00
Other	$0.5	$0.00	$0.4	$0.00	$0.4	$0.00
Real Estate Assets, net	$31.5	$0.21	$31.5	$0.21	$31.5	$0.21
Value of Tax Losses	—	—	$3.2	$0.02	$3.2	$0.02

Total Assets	$232.7	$1.58	$231.7	$1.58	$227.8	$1.55

Liabilities
Accounts Payable and Accruals	$7.3	$0.05	$3.9	$0.03	$2.1	$0.01
Deferred Revenue	$1.2	$0.01	$0.1	$0.00	$0.1	$0.00
Deferred Income Tax	$1.0	$0.01	$1.1	$0.01	$1.1	$0.01

Total Liabilities	$9.6	$0.07	$5.1	$0.03	$3.3	$0.02

Net Asset Value	$223.1	$1.52	$226.6	$1.54	$224.6	$1.53

Source: Sprott Resource Lending

Resource Loans

Below is a summary of SRLC’s loan portfolio which Cormark valued at book value. Cormark reviewed and discussed the loans with SRLC management and determined that book value was the appropriate method for determining the value for these assets. SRLC management did not define a general or specific provision for credit losses with respect to the resource loans.

Sprott Resource Lending Corp.

Resource Loan Summary

			Principal O/S		Current Value
Issuer	Maturity	Interest	Currency	May 3, 2013	Currency	May 7, 2013
North American Palladium Ltd.	10/04/14	9.25%	CAD	$25,000,000	CAD	$25,000,000
Timmins Gold Corp.	12/31/13	8.00%	CAD	$17,800,000	CAD	$17,800,000
ATNA Resources Ltd.	08/31/14	9.00%	CAD	$17,500,000	CAD	$17,500,000
Lake Shore Gold Corp.	12/31/14	9.75%	CAD	$12,500,000	CAD	$12,500,000
Ivernia Inc.	02/28/15	12.00%	CAD	$10,000,000	CAD	$10,000,000
Corsa Coal Corp.	06/22/14	10.00%	USD	$9,500,000	CAD	$9,546,930
Vista Gold	03/28/14	8.00%	CAD	$7,000,000	CAD	$7,000,000
Rambler Metals & Mining PLC	03/29/13	9.25%	CAD	$6,500,000	CAD	$6,500,000
Ram Power, Corp.	03/27/18	8.50%	CAD	$5,500,000	CAD	$5,500,000
Kimber Resources Inc.	06/29/13	12.00%	CAD	$4,750,000	CAD	$4,750,000
Lachlan Star Limited	02/19/14	11.00%	CAD	$4,750,000	CAD	$4,750,000
Starcore International Mines Ltd	10/31/13	11.00%	CAD	$3,580,000	CAD	$3,580,000
Oromin Explorations Ltd.	12/31/13	12.00%	CAD	$3,000,000	CAD	$3,000,000
Plinian Capital Ltd.	08/31/13	10.00%	CAD	$2,500,000	CAD	$2,500,000

Total						$129,926,930

Source: Sprott Resource Lending; Capital IQ

Gold Loan

During 2012, SRLC extended a loan to Lake Shore Gold Corp. in the amount of $12,500,000. Repayments are in the form of cash with the amount calculated based on 338 ounces of gold at the prevailing gold price per ounce converted to Canadian dollars. Repayments began on January 31, 2013 and will continue until May 31, 2015.

To value the gold loan, Cormark discounted the future cash flows using the COMEX forward price of gold (in Canadian dollars). SRLC management utilizes a discount rate of 12% in calculating the value of the gold loan, which Cormark believed reasonable based on Cormark’s review of the asset, discussions with management and Cormark’s professional judgment. Cormark assumed a range of discount rates from 10% to 14% which was consistent with management’s estimate of 12%. Cormark valued the gold loan at between $10.9 million and $11.3 million.

Common Share Portfolio

Below is a summary of SRLC’s common share portfolio. Cormark valued the common share portfolio based on the market prices for each individual security. Cormark did not assess a premium or discount.

Sprott Resource Lending Corp.

Common Share Portfolio

	May 7, 2013
Issuer	Position	Price (C$)	Value
ATNA Resources Ltd.	675,240	$0.55	$371,382
Ivernia Inc.	5,338,982	$0.14	$747,457
Kimber Resources Inc.	489,132	$0.15	$73,370
Lachlan Star Limited	211,704	$0.25	$51,914
Lake Shore Gold Corp.	1,552,130	$0.35	$535,485
Landdrill International Inc.	1,121,350	—	—
Oromin Explorations Ltd.	555,000	$0.40	$222,000
Ram Power, Corp.	1,806,863	$0.19	$343,304
Rambler Metals & Mining PLC	803,374	$0.39	$315,051
Starcore International Mines Ltd	839,000	$0.19	$155,215
Vista Gold Corp.	88,059	$1.56	$137,166

Total			$2,952,344

Source: Sprott Resource Lending; Capital IQ

Warrant Portfolio

Below is a summary of SRLC’s warrant portfolio. Cormark valued the warrant portfolio using the Black Scholes model which is a common methodology for valuing options and warrants. Cormark did not assess a premium or discount.

Sprott Resource Lending Corp.

Warrant Portfolio

Company	Expiry Date	Months to Expiry	Black Scholes Warrant Value		FX Rate	Warrants Held	Intrinsic Value	Total Warrant Value
African Minerals	02/10/14	9.2		£0.00	1.5531	325,000	$0	$19
African Minerals	02/10/16	33.1		£0.09	1.5531	625,000	$0	$89,346
NA Palladium - Palladium Warrant	10/04/14	16.9	US$	155.81	1.0049	8,750	$677,958	$1,370,030
Colossus Minerals Inc. (1)	10/19/16	41.4	C$	0.66	1.0000	54,600	$0	$36,036
PetroAmerica Oil	04/19/15	23.4	C$	0.11	1.0000	750,000	$71,250	$83,914
Gran Colombia	10/31/17	53.8	C$	0.00	1.0000	250,000	$0	$473
Ram Power	03/27/18	58.6	C$	0.03	1.0000	5,500,000	$0	$180,749

Total							$749,208	$1,760,568

Source: Sprott Resource Lending; Capital IQ

(1)	Warrant is publicly traded; value is last recorded trade

Telegraph Shares & Receivable

During the third quarter of 2012, SRLC sold its shares in Viceroy Gold Corp. to Telegraph Gold Inc. (“Telegraph”) in exchange for 3 million common shares of Telegraph and two payments to be received in the future. The first payment is for $2.25 million and is payable at the earlier of (a) 3 years following the closing or (b) the completion of a feasibility study. The second payment is for $3.75 million and is payable at the earlier of (a) 6 years following closing or (b) commercial production of the mine. Telegraph is a private company.

Cormark reviewed SRLC management’s valuation methodology and calculated value in a similar manner. Cormark valued the Telegraph shares at SRLC management’s carrying value of $0.50 per share. For the receivables, Cormark discounted the future cash flows assuming payments of $2.25 million and $3.75 million in December 2015 and December 2018, respectively. SRLC management utilized a discount rate of 16% in calculating the value of the receivable, which Cormark believed is reasonable, based Cormark’s review of the asset, discussions with management and Cormark’s professional judgment. Cormark assumed a range of discount rates from 14% to 18% which was consistent with management’s estimate of 16%. Cormark valued the Telegraph shares and receivable (in aggregate) at between $4.4 million and $4.9 million.

Real Estate Assets

SRLC’s real estate assets consist of three foreclosed properties in British Columbia and one non-performing real estate loan on a property located in Alberta. These assets have been held by SRLC since it transitioned from real estate lending to natural resource lending activities. In all cases, the assets are currently vacant land and the expected future use is residential development. The assets are carried at values that are significantly below their appraised values. Cormark reviewed and discussed the carrying value of the real estate assets with SRLC management. In each case, SRLC management is soliciting interest in the properties through the engagement of qualified real estate brokers. In determining the carrying value, SRLC management has generally used the lower end of the range provided by the real estate broker less estimated closing costs.

In estimating the value of the real estate assets Cormark determined a value range which is indicative of the uncertain nature of these assets. The low end of Cormark’s value range was based on a 10% discount to SRLC’s current carrying value. The high end of Cormark’s range was based on the higher end of the range provided by the real estate broker less estimated closing costs. Cormark valued the real estate assets (in aggregate) at between $28.4 million and $36.8 million.

Tax Losses

There is no commonly accepted objective approach or methodology to determine the fair value of tax losses. Cormark valued SRLC’s tax losses by estimating the future cash flows resulting from the use of the tax losses (non-capital losses) and then discounting these cash flows to the present using a range of discount rates. As at March 31, 2013, SRLC recorded $19.8 million in non-capital losses. In addition, should SRLC dispose of the real estate assets at their carrying value, it would realize approximately $35.8 million in additional non-capital losses which would increase the total to $55.6 million. Based on an assumed tax rate of 26.3% (equal to SRLC’s 2012 statutory tax rate), Cormark calculated total potential tax savings of $14.6 million. Assuming that the tax losses are utilized over a period of 6 to 10 years and a range of discount rates of 15% to 25%, Cormark valued the tax losses at between $5.6 million and $9.7 million.

Other Adjustments

In Cormark’s NAV approach it removed the effect of unamortized loan fees. This balance is an accounting adjustment that relates to the amortization of up-front fees and bonus share awards which SRLC receives as part of its lending activities. This amount is amortized over the term of each respective loan in order to match the income from these assets to the period in which they are earned. Because this value is an accounting adjustment, Cormark did not consider this to be applicable in the context of Cormark’s NAV analysis.

NAV Summary

Below is Cormark’s NAV summary which reflects Cormark’s estimates for the various assets described above which implies a NAV range of $1.55 to $1.65 per SRLC Share.

Sprott Resource Lending Corp.

Net Asset Value Summary

	SIL Management Estimate		Cormark Value Range
	May 3, 2013		Low		High
	$MM	$ / Share	$MM	$ / Share	$MM	$ / Share
Assets
Cash	$35.3	$0.24	$35.3	$0.24	$35.3	$0.24
Short Term Investments	$0.0	$0.00	$0.0	$0.00	$0.0	$0.00
Resource Bonds	$11.3	$0.08	$11.3	$0.08	$11.3	$0.08
Resource Loans	$130.0	$0.88	$129.9	$0.88	$129.9	$0.88
Gold Loan	$11.2	$0.08	$10.9	$0.07	$11.3	$0.08
Share Portfolio	$3.1	$0.02	$3.0	$0.02	$3.0	$0.02
Warrant Portfolio	$1.7	$0.01	$1.8	$0.01	$1.8	$0.01
Loan fees/shares receivable	$0.0	$0.00	$0.0	$0.00	$0.0	$0.00
Unamortized Loan Fees	($5.3)	($0.04)	$0.0	$0.00	$0.0	$0.00
Accrued Interest	$0.3	$0.00	$0.3	$0.00	$0.3	$0.00
Telegraph Shares and Receivable	$4.6	$0.03	$4.4	$0.03	$4.9	$0.03
Prepaids	$0.5	$0.00	$0.5	$0.00	$0.5	$0.00
Other	$0.4	$0.00	$0.4	$0.00	$0.4	$0.00
Real Estate Assets, net	$31.5	$0.21	$28.4	$0.19	$36.8	$0.25
Value of Tax Losses	$3.2	$0.02	$5.6	$0.04	$9.7	$0.07

Total Assets	$227.8	$1.55	$231.7	$1.58	$245.1	$1.67

Liabilities
Accounts Payable and Accruals	$2.1	$0.01	$2.1	$0.01	$2.1	$0.01
Deferred Revenue	$0.1	$0.00	$0.1	$0.00	$0.1	$0.00
Deferred Income Tax	$1.1	$0.01	$1.1	$0.01	$1.1	$0.01

Total Liabilities	$3.3	$0.02	$3.3	$0.02	$3.3	$0.02

Net Asset Value	$224.6	$1.53	$228.5	$1.55	$241.8	$1.65

Source: Sprott Resource Lending and Cormark estimates

Comparable Trading Analysis

In the Comparable Trading approach, various financial metrics at which similar, publicly listed companies trade are reviewed and used to estimate appropriate multiples of similar metrics for the Company. In using the Comparable Trading approach for the SRLC Shares Cormark relied principally on the Price / Book Value metric, which Cormark determined to be the most appropriate metric in this instance.

Cormark reviewed the universe of publicly traded merchant banking companies and selected 11 companies to include in the Comparable Trading approach for purposes of establishing ranges of valuation multiples to apply to SRLC. Cormark noted that SRLC’s business model is unique and Cormark did not view any of the below listed peers as directly comparable to the Company.

Cormark calculated Price / Book Value trading multiples based on publicly available information for each of the peers. Cormark noted that larger merchant banks (those with market capitalizations exceeding $100 million) generally traded at higher Price / Book Value multiples than smaller companies in the peer group. Because SRLC has a market capitalization that also exceeds $100 million, Cormark determined that this subset of the peer group more accurately reflected the appropriate multiple range for SRLC.

Sprott Resource Lending Corp.

Comparable Trading

Company	Share Price	Mkt Cap (C$MM)	BVPS	P / BV	Dividend Yield
Canadian Merchant Banking Companies
Sprott Resource Corp.	$4.27	$437	$4.49	0.95x	10.7%
Clairvest Group Inc.	$21.35	$364	$22.41	0.95x	0.5%
Senvest Capital Inc.	$87.00	$252	$117.51	0.74x	0.0%
Marret Resource Corp.	$4.30	$84	$5.56	0.77x	6.5%
Northfield Capital Corp.	$28.50	$76	$40.19	0.71x	0.0%
Pinetree Capital Ltd.	$0.44	$63	$1.48	0.29x	0.0%
Aberdeen International Inc.	$0.22	$19	$0.76	0.29x	0.0%
Humboldt Capital Corporation Ltd.	$1.20	$14	$2.79	0.43x	0.0%
Integrated Asset Management Corp.	$0.49	$14	$0.58	0.84x	12.2%
Strategem Capital Corp.	$1.50	$8	$2.76	0.54x	0.0%
49 North Resources Inc.	$0.20	$3	$2.73	0.07x	0.0%

Average - All				0.60x	2.7%

Average - Market Cap > $100MM				0.88x	3.7%

Sprott Resource Lending Corp.	$1.48	$218	$1.54	0.96x	4.1%

Source: Public filings

Note: Prices are as at 05/07/2013

The average Price / Book Value multiple for the broad group of comparable companies was calculated as 0.60x. The average Price / Book Value for those comparable companies that have market capitalizations exceeding $100 million was calculated as 0.88x.

Cormark selected a range of 0.85x – 0.95x Book Value for Cormark’s Comparable Trading approach. When applied to Cormark’s NAV range of $1.55 to $1.65, Cormark arrived at a Comparable Trading value range of $1.32 to $1.56 per SRLC Share.

Precedent Transactions Analysis

Cormark reviewed a number of sources and identified three successful transactions and two unsuccessful bids involving merchant banking or investment holding companies.

Based on the type of assets held by SRLC and other merchant banks (shorter term debt investments, minority equity positions, cash and equivalents, etc.), Cormark would not expect an acquirer to pay a premium to book value or net asset value.

Sprott Resource Lending Corp.

Precedent Transactions

								Premium to
Date Announced	Status	Buyer	Target	Currency	Offer Price	NAV	Price / NAV	Close	20-day VWAP
28-Nov-12	Closed	CDJ Global Catalyst LLC	C.A. Bancorp, Inc.	CAD	$3.15	$3.35	0.94x	7.1%	6.8%
13-May-10	Unsuccessful	Century Services Inc.	C.A. Bancorp, Inc.	CAD	$1.71	$2.53	0.68x	23.9%	24.7%
3-Dec-09	Unsuccessful	Maxam Opportunities Fund LP	C.A. Bancorp, Inc.	CAD	$1.45	$2.54	0.57x	30.6%	42.8%
26-Oct-09	Closed	Ares Capital Corporation	Allied Capital Corporation	USD	$3.47	$6.70	0.52x	27.1%	14.9%
3-Aug-09	Closed	Prospect Capital Management LLC	Patriot Capital Funding, Inc.	USD	$4.00	$8.13	0.49x	123.5%	148.5%

Average							0.64x	42.5%	47.5%
Median							0.57x	27.1%	24.7%

Source: Public filings

With the exception of the successful bid for C.A. Bancorp Inc., Cormark does not view these transactions as representative of fair market value. The unsuccessful bids for C.A. Bancorp Inc. were considered opportunistic by the board of directors and rejected. While successful, the bids for Allied Capital Corporation and Patriot Capital Funding Inc. came during periods when those two companies were in financial distress.

Based on the above, Cormark’s only useful data point with respect to precedent transactions is the successful C.A. Bancorp transaction which was completed at 0.94x NAV (or Book Value). Cormark selected a range of 0.90x – 1.00x NAV (or Book Value) for Cormark’s Precedent Transactions approach. When applied to Cormark’s NAV range of $1.55 to $1.65, Cormark arrived at a Precedent Transaction value range of $1.40 to $1.65 per SRLC Share.

SRLC Valuation Summary

In arriving at an opinion of the fair market value of the SRLC Shares, Cormark principally considered the results of the NAV and Precedent Transaction approaches. Based upon and subject to the foregoing and such other factors as Cormark considered relevant, Cormark was of the opinion that, as of May 8, 2013, the fair market value of the SRLC Shares was in the range of $1.47 to $1.57.

Summary of Sprott Financial Analyses

Comparable Trading Analysis

In the Comparable Trading approach, various financial metrics at which similar, publicly listed companies trade are reviewed and used to estimate appropriate multiples of similar metrics for Sprott. Cormark also reviewed various equity research reports to determine how research analysts determine value for asset managers with both a performance fee and management fee component.

In using the Comparable Trading approach for the Sprott Shares, Cormark relied principally on valuation metrics commonly used by equity research analysts to value asset management companies.

Cormark reviewed the universe of publicly traded asset management companies and selected seven Canadian companies and 13 U.S. companies to include in the Comparable Trading approach.

Sprott Inc.

Comparable Trading

Company	Share Price	Mkt Cap ($MM)	EV ($MM)	AUM ($MM)	EV / AUM	TEV / 2013E EBITDA	Dividend Yield
Canadian Asset Managers
IGM Financial Inc.	$47.16	$11,923	$11,720	$125,796	9.3%	8.4x	4.6%
CI Financial Corp	$29.45	$8,401	$8,901	$80,567	11.0%	11.4x	3.5%
AGF Management Limited	$11.40	$1,034	$890	$37,700	2.4%	5.1x	9.5%
Fiera Capital Corporation	$9.50	$543	$704	$66,000	1.1%	12.4x	3.8%
Gluskin Sheff + Associates, Inc.	$17.46	$515	$466	$5,725	8.1%	8.1x	4.0%
Guardian Capital Group Ltd.	$13.52	$461	$493	$18,832	2.6%	19.3x	1.5%
Aston Hill Financial Inc.	$1.47	$109	$152	$6,830	2.2%	15.2x	3.4%

Average					5.3%	11.4x	4.3%
Median					2.6%	11.4x	3.8%

U.S. Asset Managers
BlackRock, Inc.	$275.55	$47,110	$49,157	$3,936,409	1.2%	11.7x	2.4%
Franklin Resources Inc.	$158.79	$33,760	$30,297	$823,700	3.7%	9.2x	0.7%
T. Row e Price Group, Inc.	$73.55	$20,130	$18,748	$617,400	3.0%	10.8x	2.1%
Invesco Ltd.	$32.61	$15,114	$19,603	$729,300	2.7%	14.2x	2.5%
Affiliated Managers Group Inc.	$156.73	$9,405	$9,646	$462,533	2.1%	12.7x	0.0%
Eaton Vance Corp.	$40.50	$5,382	$5,644	$255,100	2.2%	11.9x	2.0%
Legg Mason Inc.	$32.94	$4,379	$4,529	$664,600	0.7%	9.5x	1.6%
Waddell & Reed Financial Inc.	$43.97	$4,140	$3,835	$103,795	3.7%	10.0x	2.5%
AllianceBernstein Holding L.P.	$25.45	$3,156	$2,900	$443,000	0.7%	4.7x	6.4%
Federated Investors, Inc.	$23.32	$2,538	$2,740	$377,309	0.7%	9.0x	4.1%
Cohen & Steers Inc.	$40.20	$1,871	$1,804	$49,321	3.7%	14.0x	2.0%
WisdomTree Investments, Inc.	$12.49	$1,758	$1,706	$25,100	6.8%	32.5x	0.0%
Janus Capital Group, Inc.	$8.87	$1,684	$1,967	$163,800	1.2%	7.2x	3.2%

Average					2.5%	12.1x	2.3%
Median					2.2%	10.8x	2.1%

Group Average					3.5%	11.9x	3.0%
Group Median					2.5%	11.1x	2.5%

Sprott Inc.	$2.99	$529	$390	$9,110	4.3%	8.6x	4.0%

Source: Public filings, Capital IQ

Note: Prices are as at 05/07/2013

In addition to observing the trading multiples in the peer group in general, Cormark also reviewed equity research reports to determine the typical valuation methodologies that research analysts tend to employ when valuing asset management businesses with both base management EBITDA and performance fee EBITDA. Due to the relatively uncertain nature of performance fees, analysts tend to apply lower multiples to expected performance fee EBITDA compared to the multiples applied to more certain base management EBITDA. Based on Cormark’s review of the comparables and Cormark’s professional judgment, Cormark determined that applying separate multiples to Sprott’s estimated base management EBITDA and performance fee EBITDA was the most useful method to determine the value of the Sprott Shares.

Cormark reviewed the base management EBITDA and performance fee EBITDA multiples that analysts use for valuing Sprott as well as Gluskin Sheff + Associates Inc. Cormark observed that analysts applied multiples of between 7.0x to 11.0x base management EBITDA and 4.5x to 6.0x performance fee EBITDA. Based on Cormark’s review, Cormark selected a multiple range of 9.0x to 11.0x base EBITDA and 5.0x to 6.0x performance fee EBITDA.

There has been significant volatility in the precious metal sector since the end of 2012. As a result, Sprott’s AUM declined from $9.9 billion as at December 31, 2012 to $9.1 billion as at March 31, 2013. April was also a difficult month for precious metal prices and small-cap mining companies, each of which make up a considerable component of Sprott’s AUM. Cormark developed three scenarios in order to develop a range of potential base management EBITDA and performance fee EBITDA estimates which, based on Cormark’s discussions with Sprott management and Cormark’s professional judgment, Cormark considered reasonable based on the information it had at its disposal as of the date of the valuation. Below is a summary of Cormark’s primary assumptions and the corresponding EBITDA estimates.

Sprott Inc.

2013 EBITDA Projection

	Scenario
(Millions of Canadian Dollars)	Low	Base	Upper

Primary Assumptions
December 2012 Ending AUM	$9,931	$9,931	$9,931
March 2013 Ending AUM	$9,110	$9,110	$9,110
April 2013 Ending AUM	$8,100	$8,200	$8,300
2013 Year Ending AUM	$8,430	$8,879	$9,350
May to December 2013 Monthly AUM Growth Rate	0.5%	1.0%	1.5%
April to December 2013 Performance Fees	$3.0	$5.0	$10.0

Base Business
Management Fee Revenue	$91.1	$93.0	$95.0
Commissions and Other Income	$11.2	$11.2	$11.2

Base Business Revenue	$102.3	$104.3	$106.3
Base Business EBITDA Margin	29.2%	30.1%	31.0%

Base Business EBITDA	$29.9	$31.4	$32.9

Performance Fee
Performance Fee Revenue	$4.3	$6.3	$11.3
Performance Fee EBITDA Margin	75.0%	75.0%	75.0%

Performance Fee EBITDA	$3.3	$4.8	$8.5

Applying Cormark’s selected multiple ranges to the base management EBITDA and performance fee EBITDA projections presented above, Cormark arrived at the following implied values of the Sprott Shares.

Sprott Inc.

Comparable Trading Valuation Scenarios

Scenario	2013E Base EBITDA	2013E Perf. EBITDA	Base EBITDA Multiple	Perf. EBITDA Multiple	Implied Value per SII Share
Low Case	$29.9	$3.3	9.0x	5.0x	$2.40

	$29.9	$3.3	11.0x	6.0x	$2.75
Base Case	$31.4	$4.8	9.0x	5.0x	$2.52

	$31.4	$4.8	11.0x	6.0x	$2.90
Upper Case	$32.9	$8.5	9.0x	5.0x	$2.70

	$32.9	$8.5	11.0x	6.0x	$3.12

Note: Assuming cash balance (including 70% of proprietary investments) and share count from March 31, 2012.

Based on the above, Cormark arrived at a Comparable Trading value range of $2.40 to $3.12 per Sprott Share.

Analysis of Market Trading

Over the three month period from February 7, 2013 to May 7, 2013 the closing price of the Sprott Shares was between $2.57 (April 18, 2013) and $4.14 (February 8, 2013). Over the same period, the trading price of the Sprott Shares was between $2.55 (April 18, 2013) and $4.18 (February 8, 2013). The volume weighted average price (“VWAP”) over this period was $3.32. During this period over 41% of the Sprott Shares traded at prices between $2.60 and $3.25.

Over the one month period from April 8, 2013 to May 7, 2013 the closing price of the Sprott Shares was between $2.57 (April 18, 2013) and $3.43 (April 9, 2013). Over the same period, the trading price of the Sprott Shares was between $2.55 (April 19, 2013) and $3.49 (April 9, 2013). The VWAP over this period was $2.92. During this period over 85% of the Sprott Shares traded at prices between $2.60 and $3.25.

Based on the above, Cormark selected a Market Trading value range of $2.60 to $3.25 per Sprott Share.

Sprott Valuation Summary

In arriving at an opinion of the fair market value of the Sprott Shares, Cormark principally considered the results of the Comparable Trading approach. Based upon and subject to the foregoing and such other factors as it considered relevant, Cormark was of the opinion that, as of May 8, 2013, the fair market value of the Sprott Shares is in the range of $2.40 to $3.15.

Fairness Conclusion

In reaching Cormark’s opinion as to the fairness of the Arrangement, from a financial point of view, to the Unaffiliated Shareholders, Cormark principally considered: (a) the range of fair market value of the SRLC Shares, as determined in the valuation; (b) the range of fair market value of the Sprott Shares, as determined in the valuation; and (c) a comparison of the Consideration to the range of fair market value of the SRLC Shares, as determined in the valuation.

Under the valuation, Cormark determined the fair market value range of the SRLC Shares to be between $1.47 and $1.57. Cormark also determined the fair market value range of the Sprott Shares to be between $2.40 and $3.15. Based on the exchange ratio of one half of one Sprott Share per SRLC Share, the cash consideration of $0.15 per SRLC Share and the range of fair market value of the Sprott Shares, Cormark determined that the value of the Consideration is between $1.35 and $1.73. This range is consistent with Cormark’s range of the fair market value for the SRLC Shares. The midpoint of this range of $1.54 is within Cormark’s range of fair market value of the SRLC Shares.

Cormark reviewed, for reference and informational purposes only, the historical trading prices for the SRLC Shares for the 52-week ended May 7, 2013. Cormark noted that the 52-week closing price low and the 52-week closing price high of the SRLC Shares on the TSX over such period were $1.27 and $1.58 per share, respectively. Cormark also noted the closing price of the SRLC Shares on May 7, 2013 was $1.48 and the volume-weighted average price of the SRLC Shares on the TSX for the 20 trading days prior to and including May 7, 2013 was $1.37. Cormark also noted that SRLC’s reported book value as at March 31, 2013 was $1.54.

Cormark noted that the current and historical trading values of the SRLC Shares are consistent with the midpoint of Cormark’s Consideration value range. Cormark also noted that SRLC’s reported book value per share is equal to the midpoint of Cormark’s Consideration value range.

Based upon and subject to the foregoing and other such matters it considered relevant, Cormark Securities was of the opinion that, as of May 8, 2013, the Consideration is fair, from a financial point of view, to the Unaffiliated Shareholders.

u)	The following paragraph is added immediately after the only paragraph appearing in “Arrangement Resolutions Matters – Interests of Certain Persons in the Arrangement – SRLC Shares and the Intentions of Directors and Officers”:

If the Arrangement is completed and based on the Consideration offered to all Shareholders, including Unaffiliated Shareholders, the directors and officers of SRLC will receive, by virtue of their current ownership of SRLC Shares, in the aggregate, approximately 6.4 million Sprott Shares, representing 2.6% of the issued and outstanding Sprott Shares after giving effect to the aggregate Share Consideration issued to Shareholders.

v)	The following paragraph hereby replaces in its entirety the paragraph under “Arrangement Resolutions Matters – Interests of Certain Persons in the Arrangement – SRLC Stock Option Plan”:

The directors and officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 6,450,000 SRLC Options as of the close of business on May 24, 2013. If the Arrangement is completed, the vesting of such SRLC Options is automatically accelerated and such holders will receive a cash payment from the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per SRLC Share of such SRLC Option.

w)	The following paragraph is hereby added immediately after “Arrangement Resolutions Matters – Interests of Certain Persons in the Arrangement – SRLC Stock Option Plan”:

Continuing Management Positions

Following completion of the Arrangement, it is expected that (i) Peter Grosskopf, the Chief Executive Officer of SRLC and Sprott, will continue to serve as Chief Executive Officer of Sprott, (ii) Narinder Nagra, the President and Chief Operating Officer of SRLC, who serves in such capacity through the MSA with SLCLP, which is an affiliate of Sprott, will continue to be employed by Sprott, and (iii) Jim Grosdanis, the Chief Financial Officer of SRLC, who serves in such capacity through the MSA with SLCLP, which is an affiliate of Sprott, will continue to be employed by Sprott.

x)	The following hereby replaces in its entirety “Arrangement Resolutions Matters – Interests of Certain Persons in the Arrangement – Consideration to be Received”:

Consideration to be Received

The following table sets out the names and positions of the directors and officers and greater than 5% Shareholders of the Company (to the knowledge of the Company) as of May 24, 2013, the number of SRLC Shares and “in-the-money” SRLC Options (based on a price of $1.55 in accordance with the Plan of Arrangement) beneficially owned or over which control or direction was exercised by each such director or officer of the Company and, where known after reasonable enquiry, by their respective associates or affiliates and the Consideration to be received for such SRLC Shares and SRLC Options, respectively, pursuant to the Arrangement.

Name and Position with the Company	SRLC Shares Held		Sprott Shares to be Received	Cash Consideration to be Received	In-the-Money SRLC Options Held(1)	Cash to be Received in Exchange for In-the-Money SRLC Options

Murray Sinclair Chairman and Director	7,002,430	(2)	3,501,215	$1,050,364.50	1,000,000	$200,000.00

David Black Lead Director	100,416		50,208	$15,062.40	125,000	$28,750.00

Brian Bayley Director	3,050,219	(3)	1,525,109	$457,532.85	1,000,000	$200,000.00

Murray John Director	100,000		50,000	$15,000.00	75,000	$3,750.00

Dale Peniuk Director	20,000		10,000	$3,000.00	125,000	$28,750

Stewart Robertson Director	100,000		50,000	$15,000.00	225,000	$62,250.00

Donald Copeland Director	Nil		Nil	Nil	150,000	$7,500.00

Paul Dimitriadis Director	31,250		15,625	$4,687.50	Nil	Nil

Peter Grosskopf CEO and Director	2,000,000		1,000,000	$300,000.00	Nil	Nil

Narinder Nagra President and COO	200,000		100,000	$30,000.00	500,000	$100,000.00

Jim Grosdanis CFO	94,000	(4)	47,000	$14,100.00	500,000	$100,000.00

Andrew Steuter Vice President, Origination	154,900		77,450	$23,235.00	Nil	Nil

Sprott(5) Greater than 5% Shareholder	24,467,690		7,745,018	$2,323,505.40	Nil	Nil

Dundee Corporation Greater than 5% Shareholder	15,483,334		7,741,667	$2,322,500.10	Nil	Nil

Notes:

(1)	For the purposes of this table, “in-the-money” refers to the amount, if any, by which $1.55 exceeds the exercise price per SRLC Option. See “Arrangement Resolution Matters – Arrangement Steps”.
(2)	Mr. Sinclair indirectly controls an additional 2,000,000 SRLC Shares. Mr. Sinclair does not have any beneficial interest in such SRLC Shares.
(3)	Associated Entities (as such term is defined in MI 61-101) of Mr. Bayley own an additional 596,719 SRLC Shares. Mr. Bayley has no beneficial interest in, nor exercises any control or direction over, such SRLC Shares.
(4)	Associated Entities (as such term is defined in M1 61-101) of Mr. Grosdanis own an additional 16,000 SRLC Shares. Mr. Grosdanis has no beneficial interest in, nor exercises any control or direction over, such SRLC Shares.

(5)	Includes 16,043,985 SRLC Shares beneficially owned, directed or managed for third parties, which include Sprott Asset Management LP (“SAM”), Sprott Global Resource Investments Ltd. (“Sprott Global”) and Sprott Asset Management USA Inc. (“SAM USA”) and 9,251,293 SRLC Shares owned directly or indirectly by Mr. Rick Rule, a director and associate of Sprott. While not owned, controlled or directed by Sprott, certain directors and officers of Sprott, SAM, Sprott Global and SAM USA own an aggregate of 4,606,090 SRLC Shares (3.13%). While those 8,977,654 SRLC Shares owned directly by Sprott are not being acquired in the Arrangement, those owned by Sprott’s affiliates are being acquired. Therefore, the corresponding “Sprott Shares to be Received” and “Cash Consideration to be Received” calculations necessarily exclude shares owned directly by Sprott.

If the Arrangement is completed and based on the Consideration offered to all Shareholders, including Unaffiliated Shareholders, the directors and officers of SRLC will receive, by virtue of their current ownership of SRLC Shares, in the aggregate, approximately 6.4 million Sprott Shares, representing approximately 2.6% of the issued and outstanding Sprott Shares after giving effect to the Share Consideration issued to Shareholders. Dundee Corporation will receive, by virtue of its current ownership of SRLC Shares, approximately 7.74 million Sprott Shares, representing approximately 3.1% of the issued and outstanding Sprott Shares after giving effect to the Share Consideration issued to Shareholders.

y)	The following hereby replaces in its entirety “Arrangement Resolutions Matters – Principal and Beneficial Holders of SRLC Shares / Interest in Net Book Value and Net Income”:

Principal and Beneficial Holders of SRLC Shares/ Interest in Net Book Value and Net Income

To the knowledge of the directors and officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 5% of the votes attached to any class of voting securities of the Company as set forth below (which table also includes SRLC officers and directors):

Name & Address of Shareholder	SRLC Shares Owned or Controlled(1)	Percentage of Issued and Outstanding SRLC Shares as of May 24, 2013 (approx.) and Percentage of Net Book Value and Net Income Based on Ownership	Approximate Share of SRLC Net Book Value Based on March 31, 2013 Net Book Value (3)	Approximate Share of SRLC Net Income for the Quarter Ended March 31, 2013 (3)	Percentage of Combined Company Post-Arrangement (based on Sprott Shares Issued as Share Consideration)

Sprott(2) Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, PO Box 27, Toronto, ON M5J 2J1	24,467,690	16.65%	$37,735,726.50	$945,553.50	N/A

Dundee Corporation 1 Adelaide Street East, Suite 2100, Toronto, ON M5C 2V9	15,483,334	10.53%	$23,865,297.30	$597,998.70	3.1%

Murray Sinclair Chairman and Director	7,002,430	6.13%	$13,893,093.30	$348,122.70	1.41%

David Black Lead Director	100,416	0.07%	$158,648.70	$3,975.30	0.02%

Brian Bayley Director	3,050,219	2.08%	$4,714,132.80	$118,123.20	0.62%

Murray John Director	100,000	0.07%	$158,648.70	$3,975.30	0.02%

Dale Peniuk Director	20,000	0.01%	$22,664.10	$567.90	0.00%

Stewart Robertson Director	100,000	0.07%	$158,648.70	$3,975.30	0.02%

Donald Copeland Director	0	0.00%	$0.00	$0.00	0.00%

Paul Dimitriadis Director	31,250	0.02%	$45,328.20	$1,135.80	0.01%

Peter Grosskopf CEO and Director	2,000,000	1.36%	$3,082,317.60	$77,234.40	0.40%

Narinder Nagra President and COO	200,000	0.14%	$317,297.40	$7,950.60	0.04%

Jim Grosdanis CFO	94,000	0.06%	$135,984.60	$3,407.40	0.02%

Andrew Steuter Vice President, Origination	154,900	0.11%	$249,305.10	$6,246.90	0.03%

Notes:

1)	Indicates the number of SRLC Shares owned by each person as disclosed in publicly available sources or as otherwise disclosed to the Company by the holder.
2)	Includes 16,043,985 SRLC Shares beneficially owned, directed or managed for third parties, which include SAM, Sprott Global and SAM USA and 9,251,293 SRLC Shares owned directly or indirectly by Mr. Rick Rule, a director and associate of Sprott. While not owned, controlled or directed by Sprott, certain directors and officers of Sprott, SAM, Sprott Global and SAM USA own an aggregate of 4,606,090 SRLC Shares (3.13%).
3)	Based on holdings as of May 24, 2013 and net book value and net income as of and for the quarter ended March 31, 2013. After the Arrangement closes, Sprott will have an interest in 100% of SRLC’s net book value ($226.3 million as of March 31, 2013) and SRLC’s net income (approximately $5.7 million for the quarter ended March 31, 2013).

If the Arrangement is completed and based on the Consideration offered to all Shareholders, including Unaffiliated Shareholders, the directors and officers of SRLC will receive, by virtue of their current ownership of SRLC Shares, in the aggregate, approximately 6.4 million Sprott Shares, representing approximately 2.6% of the issued and outstanding Sprott Shares after giving effect to the Share Consideration issued to Shareholders. Dundee Corporation will receive, by virtue of its current ownership of SRLC Shares, approximately 7.74 million Sprott Shares, representing approximately 3.1% of the issued and outstanding Sprott Shares after giving effect to the Share Consideration issued to Shareholders.

For a summary of the beneficial ownership of the Officers and Directors of Sprott please see “Arrangement Resolutions Matters – Minority Approval and Multilateral Instruments 61-101- Interested Parties under MI-61-101” and “Annual Meeting Matters – Election of Directors”.

z)	The following paragraphs are hereby inserted directly after “Arrangement Resolution Matters – Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”:

Certain Canadian Federal Tax Consequences of the Arrangement to SRLC and its Affiliates

Subject to the qualifications and assumptions set forth above under the heading “Certain Canadian Federal Income Tax Considerations”, the Canadian federal income tax considerations described therein are generally applicable to Shareholders who will dispose of their SRLC Shares to Sprott pursuant to the Arrangement, whether such Shareholders are affiliated or unaffiliated with SRLC for U.S. securities law purposes. In this regard, the precise Canadian federal income tax consequences of the Arrangement that will apply to any particular Shareholder who disposes of their SRLC Shares to Sprott pursuant to the Arrangement will depend upon their own particular factual circumstances and their Canadian income tax profile; however, the same Canadian federal income tax consequences will generally arise for any such Shareholders who share the same factual circumstances and Canadian income tax profile regardless of whether such Shareholders are affiliated or unaffiliated for U.S. securities law purposes.

No gain or loss should be realized by Sprott for Canadian federal income tax purposes in respect of its SRLC Shares as a result of the Arrangement. Further, no material Canadian federal income tax consequences should arise for Sprott Holdco as a result of the Arrangement.

It is anticipated that Sprott will be considered to have acquired control of SRLC and any subsidiaries controlled by SRLC for Canadian federal income tax purposes as a result of the Arrangement. As a result, SRLC and its controlled subsidiaries will be subject to a number of rules under the Tax Act that apply in circumstances where there is an acquisition of control of a corporation. In general terms, the implication of these rules to SRLC (and to Amalco) as a result of the Arrangement is expected to include the following: (i) the taxation year of SRLC will be deemed to have ended; (ii) accrued but unrealized losses on certain types of property of SRLC will be deemed to have been realized in the pre-acquisition of control period and the tax cost of the relevant property will be written down to its fair market value; (iii) any net capital losses of SRLC for taxation years ending before the acquisition of control will not be able to be carried forward and used in post-acquisition of control taxation years; (iv) subject to the normal limitations in the Tax Act, any non-capital losses of SRLC that arose from a business carried on by SRLC in the pre-acquisition of control period may be carried forward and used in a post-acquisition of control taxation year of SRLC or Amalco and applied against income from, in general terms, that same business or a similar business, provided such corporation continues to carry on the business in respect of which the loss arose with a reasonable expectation of profit throughout such taxation year; (v) non-capital losses of SRLC that did not arise from a business will be subject to the same restriction as net capital losses of SRLC, as described above; and (vi) the exploration and development expenses of SRLC that had not been deducted in a pre-acquisition of control taxation year may only be deducted in a post-acquisition of control taxation year to the extent that SRLC or Amalco has income after the acquisition of control that is attributable to production from, or proceeds of disposition of, properties that SRLC owned prior to the acquisition of control. The Canadian federal income tax consequences described in (i) to (vi) above will also apply to any subsidiaries controlled by SRLC.

Whether any non-capital business losses or exploration and development expenses of SRLC can be utilized by Amalco following completion of the Arrangement will depend on whether the limitations described above can be satisfied and no assurances can be given in this regard.

aa)	The following paragraph hereby replaces the only paragraph under “Arrangement Resolution Matters – Certain United States Federal Income Tax Considerations – Scope of this Disclosure – Non-U.S. Holders”:

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of SRLC Shares participating in the Arrangement or exercising Dissent Rights that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes. Subject to the discussion below under the heading “U.S. Federal Income Tax Consequences to the Company and its Affiliates”, this summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of Sprott Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Sprott Shares received pursuant to the Arrangement.

bb)	The following is hereby inserted directly after the last paragraph under “Arrangement Resolution Matters – Certain United States Federal Income Tax Considerations – Scope of this Disclosure – Persons Subject to Special U.S. Federal Income Tax Rules Not Addressed”:

U.S. Federal Income Tax Consequences to the Company and its Affiliates

The Arrangement is not expected to result in any material U.S. federal income tax consequences to the Company or its affiliates, including Sprott, Sprott Holdco, Mr. Grosskopf and the Company’s other senior management. This is because, to the Company’s knowledge, all of such persons are non-U.S. persons not subject to U.S. federal income tax with respect to the Arrangement. If any affiliated shareholders of the Company were U.S. persons similarly situated to the U.S. Holders described above, then the U.S. federal income tax consequences to them of the Arrangement would generally be as described below under the heading “Certain United States Federal Income Tax Consequences of the Arrangement”.

cc)	The following paragraph is hereby inserted directly after the footnotes following the table under “Annual Meeting Matters – Election of Directors”:

None of the individuals named above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). None of these individuals has been party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree, or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

dd)	The following paragraph is hereby inserted directly after the second paragraph under “Information Concerning the Company – General”:

The Company’s principal executive office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2, and its business telephone number is (416) 362-7172.

ee)	The following paragraph is hereby inserted directly after the subsection “Information Concerning the Company – Documents Incorporated by Reference”:

Selected Historical Consolidated Financial Data

Set forth below is certain selected historical consolidated financial data relating to the Company. The financial data has been derived from the audited financial statements contained in the Company’s Annual Reports on Form 40-F for the fiscal year ended December 31, 2012 (the “2012 40-F”) and the unaudited financial statements contained in the Company’s Report on Form 6-K filed with the SEC on May 9, 2013. Our consolidated financial data has been prepared in accordance with International Financial Reporting Standards. This data should be read in conjunction with the audited financial statements and other financial information contained in (i) the Company’s annual information form dated February 28, 2013 for the year ended December 31, 2012, which was filed as Exhibit 99.1 to the 2012 40-F and is incorporated herein by reference, (ii) the Company’s audited consolidated financial statements and notes thereto as at and for the fiscal years ended December 31, 2012 and 2011, together with the report of the auditors thereon, which were filed as Exhibit 99.2 to the 2012 40-F and are incorporated herein by reference, (iii) the Company’s management’s discussion and analysis for the fiscal years ended December 31, 2012 and 2011, which was filed as Exhibit 99.3 to the 2012 40-F and is incorporated herein by reference, (iv) the Company’s interim unaudited consolidated financial statements for the quarter ended March 31, 2013, which were filed as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on May 9, 2013 and are incorporated herein by reference, and (v) the Company’s management’s discussion and analysis for the quarter ended March 31, 2013, which was filed as Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on May 9, 2013 and is incorporated herein by reference. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained in those documents. See “Information Concerning the Company – Documents Incorporated by Reference” and “Additional Information.”

The Company has no fixed charges. The book value per share of the Company’s common stock at March 31, 2013 was $1.54.

Consolidated Statements of Comprehensive Income (Loss) Data

	Year ended December 31,		Quarter ended March 31,
	2012	2011	2013 (unaudited)	2012 (unaudited)
	(in thousands of Canadian dollars)

Interest income
Interest income on resource loans	16,327	11,373	4,731	4,375
Interest income on impaired real estate loans	2,721	5,355	400	677
Other interest income	1,080	830	413	91
	20,128	17,558	5,544	5,143

Other loan (expense) income
Unrealized gain (loss) on precious metal loans	2,520	—	(470)	—
Realized gain on precious metal loans	—	—	381	—
Loan loss expense on real estate loans, net of recoveries	(10,373)	(4,549)	(400)	(677)
Loss on revaluation of foreclosed properties held for sale, net of recoveries	(11,623)	(853)	(39)	(543)
Other loan income and fees	3,678	3,588	305	1,800
	(15,798)	(1,814)	(223)	580
Other income (loss)
Equity method investment income	110	602	2	21
Unrealized (loss) gain on investments and securities	(1,875)	(516)	(876)	2,597
Foreign exchange (loss) gain	(249)	(196)	475	(153)
Realized gain (loss) on sale of investments and securities	714	(1,136)	144	421
Gain on sale of subsidiary	4,254	—	—	—
	2,954	(1,246)	(255)	2,886
Net interest and other income	7,284	14,498	5,066	8,609
General and administrative expense	10,610	12,071	2,557	3,227
(Loss) income before income taxes	(3,326)	2,427	2,509	5,382
Income tax expense (recovery)	2,017	(61)	(3,170)	(46)
Net (loss) income	(5,343)	2,488	5,679	5,428

Other comprehensive (loss) income	—	(5)	—	12
Total comprehensive (loss) income	(5,343)	2,483	5,679	5,440

Basic (loss) earnings per share	(0.04)	0.02	0.04	0.04
Diluted (loss) earnings per share	(0.04)	0.02	0.04	0.04

Weighted average number of shares outstanding
Basic	152,039,669	154,817,476	146,976,919	154,114,814
Diluted	152,039,669	155,523,839	147,261,294	154,543,622

Consolidated Statements of Cash Flows Data

	Year ended December 31,		Quarter ended March 31,
	2012	2011	2013 (unaudited)	2012 (unaudited)
	(in thousands of Canadian dollars)

Cash flows from (used in) operating activities
Net (loss) income	(5,343)	2,488	5,679	5,428
Adjustments to determine net cash flows relating to operating items:
Resource lending activities:
Interest income	(16,327)	(11,373)	(4,731)	(4,375)
Interest payments received	11,505	6,920	2,486	3,569
Realized gain, net of loss, on investments and securities acquired	(1,609)	(1,152)	(414)	(471)
Deferred loan origination fees	(1,529)	2,690	616	52
Gain on early repayment of loans	(3,008)	—	(246)	(1,744)
Precious metal loans (fundings) repayments	(12,500)		1,675	—
Proceeds on sale of investments and securities	5,744	2,923	655	1,808
Net loan repayments (fundings)	2,220	(113,901)	(30,620)	16,125
Proceeds on sale of impaired resource loan	—	—	2,625	—
Loss on sale of impaired resource loan	—	—	186	—
Cash distribution from a joint venture in connection with resource lending activities	—	580	—	—
Items not affecting cash:
Amortization of premises and equipment	82	114	1	25
Stock-based compensation	480	1,626	22	184
Equity method investment income	(110)	(602)	(2)	(21)
Unrealized foreign exchange loss (gain)	916	(893)	(359)	687
Gain on sale of subsidiary	(4,254)	—	—	—
Unrealized loss (gain) on investments and securities	1,875	516	876	(2,597)
Unrealized (gain) loss on precious metal loans	(2,520)	—	470	—
Realized gain on precious metal loans	—	—	(381)	—
Deferred income tax expense (recovery)	833	(97)	(3,170)	(47)
Other operating cash flows	4	(16)	—	(2)
Changes in non-cash operating working capital items	6,678	(4,746)	(2,514)	6,604
Real estate monetization activities:
Interest income	(2,721)	(5,355)	(400)	(677)
Interest payments received	—	1,661	—	—
Loan loss expense on real estate loans and revaluation of foreclosed properties held for sale	21,996	5,402	439	1,220
Proceeds on sale of loans and loan repayments, net of fundings	471	63,748	—	—
Recoveries (expenses) on loans previously written off or sold	1,043	(899)	—	—
	3,926	(50,366)	(27,107)	25,768

Cash flows used in financing activities
Common shares repurchased and cancelled	(10,530)	(1,974)	—	(556)
Dividends paid	(9,130)	(3,096)	(2,205)	(2,312)
Exercise of stock options	—	1,282	—	—
	(19,660)	(3,788)	(2,205)	(2,868)
Cash flows from (used in) investing activities
Purchases of premises and equipment	—	(8)	—	—
Proceeds from sale (purchases) of investments and securities	738	(21,660)	32,135	(7,185)
Cash distribution from a joint venture	248	—	—	—
	986	(21,668)	32,135	(7,185)

Changes due to foreign exchange on cash held in subsidiaries	4	127	—	16
(Decrease) increase in cash and cash equivalents	(14,744)	(75,695)	2,823	15,731
Cash and cash equivalents - beginning of period	31,994	107,689	17,250	31,994
Cash and cash equivalents - end of period	17,250	31,994	20,073	47,725

Consolidated Balance Sheets Data

	As at December 31,		As at
	2012	2011	March 31, 2013 (unaudited)	December 31, 2012
	(in thousands of Canadian dollars)

Assets
Cash and cash equivalents	17,250	31,994	20,073	17,250
Restricted cash	—	5,000	—	—
Investments and securities	49,708	47,802	19,481	49,708
Loans receivable	127,545	136,149	153,737	127,545
Precious metal loans	14,454	—	12,749	14,454
Foreclosed properties held for sale	18,174	29,944	18,135	18,174
Equity method investment	286	441	288	286
Premises and equipment	80	163	78	80
Proceeds receivable on sale of subsidiary	2,982	—	3,103	2,982
Loan fees and sold or discharged loans receivable	573	865	402	573
Prepaid expenses, deposits, other assets	1,573	948	523	1,573
Income tax receivable	79	161	—	79
Derivative asset	—	76	—	—
Deferred income tax asset	—	—	3,212	—
	232,704	253,543	231,781	232,704

Liabilities
Accounts payable and accrued liabilities	7,298	5,135	3,944	7,298
Deferred revenue	1,217	550	110	1,217
Deferred income tax liabilities	1,044	214	1,086	1,044
	9,559	5,899	5,140	9,559

Equity
Share capital	207,537	217,768	207,537	207,537
Treasury shares	—	(39)	—	—
Contributed surplus	12,847	12,705	12,869	12,847
Retained earnings	2,761	17,234	6,235	2,761
Cumulative currency translation adjustments	—	(24)	—	—
	223,145	247,644	226,641	223,145
	232,704	253,543	231,781	232,704

ff)	The reference to “May 24, 2013” in “Information Concerning the Company – Description of Share Capital” is hereby replaced with a reference to “the Record Date.”

gg)	The following paragraph is hereby inserted directly after the footnotes following the table under “Information Concerning the Company – Directors and Officers”:

None of the individuals named above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). None of these individuals has been party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree, or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

hh)	The following paragraphs hereby replace the first two paragraphs under “Information Concerning the Sprott – Overview”:

Sprott was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated February 13, 2008. Sprott’s registered and head office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J1 and its business telephone number is (416) 362-7172.

In addition, Sprott (i) has not been convicted in a criminal proceeding during the past five (5) years and (ii) nor has it been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining Sprott from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ii)	The following paragraph is hereby inserted directly after the table under “Information Concerning Sprott – Directors and Executive Officers”:

None of the individuals named above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). None of these individuals has been party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree, or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

jj)	The following paragraphs hereby replace in their entirety the paragraphs appearing under “Information Concerning Sprott Holdco – Overview”:

Sprott Holdco was incorporated under the CBCA on May 13, 2013. Sprott Holdco’s registered and head office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J1 and its business telephone number is (416) 362-7172. Sprott Holdco was formed for the exclusive purpose of effecting the Arrangement.

The directors and officers of Sprott Holdco are Steven Rostowsky, Director and Chief Executive Officer and Arthur Einav, Director and President, both of whom are Canadian residents and citizens, and their business address and phone number are c/o Sprott Holdco at the address and phone number in the paragraph above.

Sprott Holdco (i) has not been convicted in a criminal proceeding during the past five (5) years and (ii) nor has it been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining Sprott Holdco from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

kk)	The following paragraphs are hereby inserted directly following the last paragraph under “Additional Information”:

The following documents listed below and filed by the Company with the Securities Authorities are specifically incorporated by reference into, and form an integral part of, this Circular:

(i)	the annual information form of the Company dated February 28, 2013 for the year ended December 31, 2012 (the “SRLC AIF”);

(ii)	the audited consolidated annual financial statements of the Company as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditors’ report thereon;

(iii)	management’s discussion and analysis of the operating results and financial condition for the Company for the years ended December 31, 2012 and 2011 (the “SRLC MD&A”);

(iv)	unaudited condensed interim financial statements of the Company as at March 31, 2013 and for the three months ended March 31, 2013, together with the notes thereto;

(v)	management’s discussion and analysis of the operating results and financial condition of the Company as at March 31, 2013 and for the three ended March 31, 2013; and

(vi)	the material change report of the Company dated May 16, 2013 with respect to the entering into of the Arrangement Agreement.

All material change reports, audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Company with the Securities Authorities on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular. Copies of the documents incorporated by reference herein may be obtained on request without charge to the Company’s Secretary at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario M5J 2J2 or by accessing the Company’s disclosure documents under its profile on SEDAR at www.sedar.com.

Any statement contained in this Circular or in any other document incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

ll)	The definition of “Fairness Opinion” in the Glossary of Terms (Appendix A) is hereby replaced in its entirety with the following definition:

“Fairness Opinion” means a written opinion of Cormark to the effect that, subject to the assumptions, limitations and qualifications contained in such opinion, as of the date of such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is substantively fair from a financial point of view to the Unaffiliated Shareholders.

ITEM 16.	EXHIBITS.

(a)(1)	Amended and Restated Information Circular dated June 19, 2013

(a)(2)	Form of Proxy*

(a)(3)	Voting Instruction Form for Non-Registered (Beneficial) Shareholders*

(a)(4)	Letter of Transmittal with respect of Common Shares of Sprott Lending Resources Corp.*

(b)	Not applicable.

(c)(1)	Fairness Opinion of Cormark Securities incorporated herein by reference to Appendix F to the Amended Information Circular

(c)(2)	Presentation Materials Prepared by Cormark Securities and dated April 25, 2013

(c)(3)	Materials Presented by Cormark Securities to the Special Committee on May 8, 2013

(d)(1)	Form of Voting and Support Agreement incorporated herein by reference to Schedule E of Appendix C of the Amended Information Circular.

(d)(2)	Stock Option Plan incorporated herein by reference to Appendix K of the Amended Information Circular.

(f)	Dissent Rights of Shareholders incorporated herein by reference to the section entitled “Dissent Rights of Shareholders” in the Amended Information Circular

(g)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPROTT RESOURCE LENDING CORP.

By:	/s/ Narinder Nagra
Narinder Nagra
President and Chief Operating Officer

Dated: June 19, 2013

SPROTT INC.

By:	/s/ Steven Rostowsky
Steven Rostowsky
Chief Financial Officer

Dated: June 19, 2013

8520038 CANADA INC.

By:	/s/ Arthur Einav
Arthur Einav
Director and President

Dated: June 19, 2013

PETER GROSSKOPF

/s/ Peter Grosskopf
Peter Grosskopf

Dated: June 19, 2013

EXHIBIT INDEX

(a)(1)	Amended and Restated Information Circular dated June 19, 2013

(a)(2)	Form of Proxy*

(a)(3)	Voting Instruction Form for Non-Registered (Beneficial) Shareholders*

(a)(4)	Letter of Transmittal with respect of Common Shares of Sprott Lending Resources Corp.*

(b)	Not applicable.

(c)(1)	Fairness Opinion of Cormark Securities incorporated herein by reference to Appendix F to the Amended Information Circular

(c)(2)	Presentation Materials Prepared by Cormark Securities and dated April 25, 2013

(c)(3)	Materials Presented by Cormark Securities to the Board on May 8, 2013

(d)(1)	Form of Voting and Support Agreement incorporated herein by reference to Schedule E of Appendix C of the Amended Information Circular.

(d)(2)	Stock Option Plan incorporated herein by reference to Appendix K of the Amended Information Circular.

(f)	Dissent Rights of Shareholders incorporated herein by reference to the section entitled “Dissent Rights of Shareholders” in the Amended Information Circular

(g)	Not applicable.

*	Previously filed